OUR BUSINESSES

Gas-to-liquids Technology.    Rentech is an energy technology company engaged in the gas-to-liquids (GTL) business. We have developed and own patented and proprietary GTL technology which we license to members of the energy industry. Our GTL technology is useful for converting synthesis gases derived from carbon-bearing materials, either natural gas or liquids or solids, into synthetic liquid hydrocarbons. The products include clean-burning diesel fuel, naphthas used for making gasoline and certain petrochemicals, and specialty products such as petroleum waxes, petrochemical feedstocks, and synthetic lubricant base oil.

The liquid hydrocarbons resulting from our GTL process are similar to analogous products derived from crude oil refining. Tests of our diesel fuel show it has significant environmental benefits over crude oil hydrocarbons resulting from the way our diesel fuel is produced. Unlike conventional diesel, our diesel fuel is free of sulfur, so it releases no sulfurous oxide into the atmosphere; and unlike conventional diesel fuel, which contains chemical compounds known as aromatics and are believed to be carcinogenic, the Rentech biodegradable fuel, when tested for aromatic content, was found to be below detectable limits.

OKON, Inc.    OKON manufactures and markets water-based wood stains, concrete stains, concrete block pluggers and other water repellent sealers on a wholesale basis. All of the coatings we produce are biodegradable and environmentally clean.

Petroleum Mud Logging, Inc.    PML provides well logging services to the oil and gas industry. We own 35 special vehicles equipped as mobile laboratories that are driven from well to well. Through state-of-the-art instruments, the logging equipment measures traces of gases and water throughout the depth of a well bore by analyzing the drilling mud recovered from the well as drilling progresses. The mineral owners use this information to detect the presence of oil and gas deposits in underground formations, and to direct the exploration and development drilling of their properties.

REN Corporation.    REN, which is owned 56% by Rentech, manufactures computer-controlled testing equipment systems and sells them on a custom-order basis to industrial manufacturers. These manufacturers use REN’s industrial automation systems for controlling quality control and increasing productivity in the manufacture of their products. The customers’ products include automatic hydraulic pumps, valves and actuators; diesel fuel injection pumps’

transmissions; automatic hydraulic presses; and hydraulic hose assemblies. REN’s primary market has been automated test equipment for the fluid power industry. REN’s customer base currently consists of some of the world’s largest heavy-equipment manufacturers.

QUARTERLY FINANCIAL DATA (Unaudited)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2002
Revenues	$ 2,511,454	$ 2,361,105	$ 2,502,948	$ 2,184,828
Gross Profit	$ 1,192,099	$ 987,324	$ 1,073,934	$ 844,735
Loss from Operations	$(1,263,690)	$(1,502,173)	$ (950,130)	$(1,146,567)
Net Loss	$(1,307,071)	$(1,697,853)	$(1,092,019)	$(1,235,670)
Loss Per share	$ (.02)	$ (.02)	$ (.02)	$ (.02)
Fiscal 2001
Revenues	$ 1,512,817	$ 1,853,450	$ 2,408,816	$ 2,391,493
Gross Profit	$ 469,620	$ 848,532	$ 652,398	$ 45,667
Loss from Operations	$(1,255,938)	$ (569,209)	$ (591,577)	$(2,160,855)
Net Loss	$(1,341,274)	$ (642,892)	$ (692,873)	$(4,093,668)
Loss Per share	$ (.02)	$ (.02)	$ (.01)	$ (.06)

NOTE:
This report contains forward-looking statements within the meaning of the federal securities laws, as well as historical and current facts. These forward-looking statements include those relating to the Rentech GTL Technology; the continued development of the Rentech GTL Technology to increase its economic efficiency and use; market acceptance of the technology; ability to obtain financing for plants using the Rentech GTL Technology; ability to economically construct new plants or retrofit existing gas plants; the timing by which plants may be constructed and begin production; ability to obtain low-cost feedstocks and to economically operate the plants; successful operation of the plants; the market value and acceptance of the liquid hydrocarbon products; revenues from exploiting the Rentech GTL Technology; market acceptance of and the anticipated revenues from the stains and sealers produced by OKON, Inc.; the market demand and anticipated revenues from the oil and gas field services provided by Petroleum Mud Logging, Inc.; the ability of REN Corporation to complete its sales orders; ability to obtain needed capital; and statements about business strategies, future growth, operations and financial results. These statements often can be identified by the use of terms such as “may,” “might,” “will,” “should,” “expect,” “believe,” “anticipate,” “estimate,” “intend,” “plan,” “project,” “approximate” or “continue,” or the negative thereof. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we caution readers not to place undue reliance on any forward-looking statements. Those statements represent our best judgment as to what may occur in the future. Forward-looking statements, however, are subject to risks, uncertainties and important factors beyond our control that could cause actual results and events to differ materially from historical results of operations and events and those presently anticipated or projected. Important factors that could cause actual results to differ from those reflected in the forward-looking statements include the risks of overruns in costs of constructing, retrofitting and operating commercial plants using the Rentech GTL Technology, problems with mechanical systems in the plants that are not directly related to the Rentech GTL Technology, dangers associated with construction and operation of gas processing plants like those using the Rentech GTL Technology, risks inherent in making investments and conducting business in foreign countries, protection of intellectual property rights, competition, difficulties in implementing our business strategies, and other risks described in this report.

LETTER
TO SHAREHOLDERS

Dear Shareholders:

Fiscal year 2002 was both a challenging year as well as a rewarding year for your Company. The extreme downward bias of the market; ongoing investigations and indictments involving Wall Street malfeasance; and, prolonged worldwide recessionary trends proved to be key influences in keeping investors, especially long-term investors, out of the market. Moreover, job-layoffs and a general business slow-down directed the general public’s attention away from their concerns for cleaner sources of energy and national energy security as they became more focused on their own job and retirement security.

These factors kept investors out of the stock market, which resulted in basically bringing about a flat year of performance for your Company’s stock. A comparison of four major market indicators during our fiscal year October 1, 2001-September 30, 2002, The Dow Jones Industrial Average, the NASDAQ (National Association of Securities Dealers Automated Quotation), Standard and Poors 500 index, and AMEX (the American Stock Exchange average), indicated Rentech’s stock out-performed the first three and were in line with AMEX’s performance. While we clearly understand that one of the major functions of management is to bring increasing value to your investment in the Company, it must be understood that adverse market conditions can impact these efforts in a negative manner in spite of all efforts to increase value. We believe Rentech is very much on track with its business plan and, as attitudes toward the market in general and alternative energy in particular change, so too should the investment attitude towards stocks like Rentech.

Certainly, and most importantly, Rentech’s management understands how significant a commercial GTL project could be in relation to shareholder value and bringing this to fruition is of utmost priority. With these facts in mind I would like to discuss gas-to-liquids (GTL), Rentech’s core business, and our activity on a worldwide basis, which is at an all time high.

The commercialization of gas-to-liquids technology is being driven by the major energy companies positioning themselves in key international regions containing large reserves of stranded natural gas such as Qatar, West Africa, Iran and Indonesia. They have continued to develop their own technologies or align themselves with GTL providers just as ChevronTexaco, Pertamina, and GTL Bolivia have done with your Company.

As reported in the 2002 July addition Oil and Gas Investor, currently under discussion or feasibility study for commercial development are 26 GTL projects globally, representing a potential of 1.3 million barrels per day of GTL production and involving the largest oil and gas producers in the world. Rentech is very much a part of this activity and remains very optimistic about the specific projects in which your Company is involved.

In fiscal year 2002, Rentech completed its preliminary feasibility study for the implementation of Rentech’s GTL technology on a proposed 16,500 barrel per day GTL project in the Matindok Block, Central Sulawesi, Indonesia for PERTAMINA, the Indonesian State-owned oil and gas Company. In June 2002, PERTAMINA’s management granted authorization to proceed with the next steps required for the orderly development of what it considers to be the “cornerstone of an integrated Methane Complex” that could involve, as a minimum, the production of power and ammonia as by-products from a GTL facility with further expansion for the production of urea and/or methanol and additional GTL should sufficient gas reserves be identified.

Preparation and completion of the Business Plan for the proposed project, including final definition of the products to be produced, is under way. Further, during this step, the business structure for the PERTAMINA Joint Venture (JV) Company which involves Rentech, Sri Gas, a US entity operating out of Jakarta, Indonesia and PERTAMINA was established and a draft of the “Heads of Agreement” between the parties involved is being negotiated. Additionally, a Project Implementation Plan is being developed and the JV is in negotiations with outside third parties for the funding of the next phase of the project. The joint venture anticipates that these tasks will be completed for approval during the first half of calendar year of 2003.

Rentech continues with its progress on the previously announced 10, 000 barrel per day GTL plant to be located near Santa Cruz, Bolivia. Potential Rentech licensee, GTL Bolivia, has received funding for the preliminary feasibility study for the project and has initiated work on the study. Jacobs Engineering U.K. is spearheading the feasibility program and has indicated a completion schedule for mid-year 2003.

During fiscal 2002 Rentech entered into two very important engineering and marketing agreements. The first with Global Process Systems Inc. (GPS) headquartered in Dubai, United Arab Emirates, to cooperate in providing a technology license and engineering services for the application of Rentech’s gas-to-liquids (GTL) process technology on floating production systems (FPSO). The parties have entered into the agreement to utilize each others’ services in applying GTL for the conversion of off-shore, stranded natural gas into valuable liquid hydrocarbons on a worldwide basis. The companies will target a variety of prospective stranded natural gas offshore projects where Rentech’s GTL process could be utilized. Estimated GTL plant sizes could range from approximately 2,500 to 10,000 barrels per day of GTL products

Through its alliance with United Arab Emirates based specialist fabricator, Lamprell Energy Ltd., Global Process Systems provides Rentech with a strategic business relationship as well as furnishing the Company access to a valuable engineering and construction resource. GPS brings extensive experience directly related to the offshore oil and gas industry. Mr. Clint Elgar, President of Global Process Systems Inc., commenting on the Rentech relationship stated: “There is growing interest among oil and gas producers in applying Gas-to-Liquids technology to process stranded off-shore gas that was previously flared, a practice which is now banned in many nations. Applying GTL in this manner provides an alternative option to injecting the gas. As an experienced process-engineering firm focused in the oil and gas industry, we believe there is a substantial opportunity for GTL technology to be implemented in this manner. We have aligned ourselves with Rentech and its excellent GTL technology and staff to see if we can exploit what we feel could be one of the key areas of GTL commercialization, off-shore stranded gas.”

To give you some insight into the possible size of the floating GTL market, International Maritime Associates (IMA), a key industry consulting firm, in the August 16, 2001 issue of the Oil & Gas Journal was quoted as saying, “It believes companies will spend from $16 billion to $21.9 billion on FPS orders over the next five years.” Based on this statement and our relationship with GPS, Rentech believes that it has the opportunity to exploit a portion of what appears to be a new segment of the oil and gas industry with vast potential.

Rentech remained aggressive in building relationships in 2002 and also announced the signing of a second co-operation agreement for the development of gas-to-liquids (GTL) plants on a turnkey basis. The participating parties to the agreement are Rentech, Jacobs Consultancy U.K Ltd., Croydon, United Kingdom, a division of Jacobs Engineering Group Inc. (NYSE:JEC) and Consolidated Contractors International Company (CCC), a Lebanese company with managing offices in Athens, Greece.

The parties have agreed to develop and market turnkey GTL plants standardized at 5,000, 7,500, 10,000, and 15,000 barrels per day capacity on a non-exclusive basis. The companies have identified several potential markets for GTL facilities in the following areas: refineries; offshore-fixed platforms; onshore; retrofits to existing chemical and petrochemical plants that generate synthesis gas or usable off-gases to accommodate associated GTL production; and, conversion of existing chemical and petrochemical facilities which generate synthesis gas or usable off-gases into GTL plants. Like the agreement discussed earlier with Global Process Systems, this newly formed relationship, which took almost a year to complete, provides potential licensees of the Rentech GTL process an unparalleled team to provide them with a total approach to designing and constructing state-of-the-art gas-to-liquids plants to meet their specific needs.

ChevronTexaco and Rentech continue to work closely in the continued development of hydrocarbons-to-liquids. This past year much of our joint work centered on the Early Entrance Co-production contract under the Department of Energy’s Vision 21 program. We are entering the third year of this four-year program lead by Texaco and supported by Rentech, General Electric, Praxair, and Kellog, Brown and Root as participants. Through this work, as well as our own independent efforts, we feel that the Rentech Process is competitive in both cost and thermal efficiency with other GTL providers. This continues to be proven time and time again by independent studies and backed by our reputation for quality and a straightforward business and scientific approach. We are hopeful that the coming year will bring us a contract for the commercialization of our hydrocarbon-to-liquids technology.

During 2002 our efforts with Petrie Parkman continued on a comprehensive basis. Petrie has brought to the table, as they stated at last year’s annual meeting in a letter to Rentech shareholders, “…Companies of substantial means and interest,” in moving forward in some form with Rentech under the auspices of a consortium, to build a demonstration plant using the Rentech GTL Process technology. At this time, we remain unable to divulge the exact relationship and who is involved. We are in the process of what we are hopeful will be the final negotiating steps and preparation of the necessary documents to finalize the construction of such a demonstration plant. Though one cannot be certain, Rentech does not anticipate that bringing these efforts to a conclusion will take much more time and we feel that the efforts made by Petrie Parkman have improved our overall exposure and dramatically supported our commercialization efforts.

Despite the negative economic environment in 2002, Rentech experienced another excellent year of revenue growth in part due to the Company’s acquisition of 56% of REN Corporation in August of 2001. Overall revenue grew by approximately 17% to $9.56 million, the Company’s sixth consecutive year of double digit or better revenue increases. Results were in line with the proforma we established at the beginning of our 2002 fiscal year. Even though the Company did experience a loss of approximately $5.47 million, that represented a decrease in losses of approximately 25% as compared to fiscal year 2001 losses. To effect the reduction in losses, management implemented a very strict cost reduction program and diligently sought out better pricing for the fixed cost sectors of our Company. Renegotiating insurance, legal and accounting fees and significant reductions in management compensation have helped lead to the decline in the Company’s losses. One area of expense that continues to grow for Rentech as well as all other public companies is the cost of being a public entity. The current regulatory environment, resulting from events since the Enron debacle, has led to a major increase in the cost of being a public company, and we expect these costs to continue to rise. In fiscal year 2003 your Company is forecasting that the costs associated with being a public company including legal, accounting, directors and officers liability insurance, mandates for federal filing and full disclosure, AMEX listing expenses and Annual Report and meeting fees to run well in excess of one million dollars. It is frustrating at times, but it is the price that must be paid in order to be a fully reporting, publicly traded Company.

The issuance of a “going concern” opinion by Rentech’s auditors in the 2002 Form 10K is a point of uneasiness for both shareholders and management. Despite Rentech demonstrating a better than 20% revenue growth on average for the last six years and an approximate 25% decrease in losses for 2002 as compared to 2001, new accounting rules implemented by the Securities and Exchange Commission and Congress’ passage of the Sarbanes-Oxley market reform legislation have caused public accountants to take a more conservative view of public companies and their ability to perform in the future. This is magnified for smaller companies like Rentech, who have shown dramatic improvement yet cannot guarantee future revenues. The Company believes that its current available cash, revenues from operations, especially from its subsidiaries with track records as ongoing entities for over 20 years, some additional equity financing and the sale of its Sand Creek LLC asset will be sufficient to meet its cash operating requirements through the foreseeable future.

OKON, Inc., Rentech’s wholly owned water-based stain, sealer and coatings manufacturer and sales unit, experienced a 19% percent drop in revenues or total revenues of $1.93 million in fiscal 2002. This was primarily due to the slow US economic environment which caused capital construction projects to be put on hold or cancelled. As OKON derives 90% of its business from commercial contracts through architectural specifications for its product, this situation impacted sales dramatically. Further, the slowing economy caused retail and commercial dealers who carry OKON products to reduce their past inventory allotments more than in the recent past. In speaking with competitors and dealers around the country, this

“inventory phenomena” was experienced throughout the coatings industry. It was not a question of losing customers but more just a reduction in order levels from existing customers.

We are pleased to report that fiscal year 2003 appears to be moving in a more positive direction for OKON. Orders for the Company’s products appear to be on the rise. Additionally, OKON has secured a contract with one of the country’s largest paint manufactures and retail chains to be the only water-based concrete and block sealer they will carry in their coast-to-coast chain. Your management believes an improving domestic economic picture as well as pent-up demand for new construction or recoating of existing structures will allow OKON to surpass previous sales levels and greatly add to the cash flow of Rentech.

Petroleum Mud Logging, Inc. (PML), Rentech’s wholly owned oil and gas service Company, also experienced a downturn in revenue for fiscal 2002. Overall revenues at PML were $2.02 million, a 33% decrease over fiscal 2001. This reduction in revenue was a direct result of a decrease in drilling in the continental United States, especially in the mid-continent region of Oklahoma, South, Central and Eastern Texas, Western Louisiana as well as the Permian Basin in West Texas and Eastern New Mexico. In 2000 and 2001 the active drilling rig count in the lower 48 states reached in excess of 2000 drilling rigs. For the last eighteen months the rig count has hovered around 1200. This dramatic reduction of approximately 40% coincides with PML’s reduction in revenues.

During this time frame, and as expressed at last year’s annual meeting, Rentech invested in PML’s future by upgrading its equipment and technology. PML is now one of the very few mud logging companies that is “WITS” compliant. This designation indicates safety measures for drillers on a platform that gives advance warning of potential gas-blowouts. Being “WITS” compliant is becoming a mandated safety standard in the oil and gas industry, and mud logging companies must be able to provide “WITS” capabilities to most drillers in order to secure service contracts. Having this valuable feature, PML is beginning to garner increased market share in the “oil patch” for its services. Over the last quarter, revenues at PML have begun to rise again despite little or no increase in the combined number of drilling rigs operating, primarily due to its “WITS” features. Rentech anticipates exceptional growth at PML in the next twelve to eighteen months because of its “WITS” capable units, an improved overall US economy, and, an increase in drilling activity in its operating area.

Rentech’s 56%-owned REN Corporation, located in Stillwater, Oklahoma was a stellar performer for Rentech in 2002. The twenty-year old manufacturer of automated industrial systems, specializing in test equipment for the fluid power industry, set a company sales record for the year of $2.90 million. During the year it received purchase orders from Caterpillar, USA; Daewoo Heavy Industries; Korea, Bosch Corporation, Germany; Parker Hannifin Corporation, USA; and, Sauer Danfoss, Great Britain in reaching this sales milestone. REN continues on pace to have another record year, and in 2003, may only be held back by the need for more production space.

The Company’s outlook for 2003 is one of confidence and strength from growth. Rentech is confident in its GTL technology and that this is the year we will see major efforts toward the commercialization of gas-to-liquids take place. We are confident that 2003 will bring about a continued growth in awareness of GTL, prompted by the time clock moving towards implementation of clean air mandates and tougher fuel specification rules by 2004 and the need for a technology that can produce fuels that help meet these worldwide mandated requirements. Your Company is confident in the relationships that it has formed and the path it has taken on the long road to commercialization of its GTL technology.

We at Rentech also feel that the continued, yet often overlooked, growth of our subsidiary groups, which have supplied much needed cash flow, will further strengthen the Company as it moves towards its primary goal of GTL commercialization. Rentech believes firmly in the strength of its strategic relationships and that they provide your Company with the necessary support to meet the needs of the emerging GTL industry. We have faith in the value of our intellectual properties and the scientists and support staff that have continued to keep Rentech a visible leader in GTL development. Moreover, we trust in the abilities of our employees who continue to perform their everyday responsibilities in a manner that supports the continued success of Rentech. Most importantly, we believe in the strength of our shareholder base and the long-term confidence they have shown in Rentech. Your vision of the future, that clean energy, air, and water is the legacy we wish to leave for our children and our children’s children, is where we draw our strength and confidence that Rentech will accomplish its goal to commercialize its technology and be an integral part of the Solution.

As in the past, I personally thank you for your loyalty and perseverance as shareholders of Rentech.

Sincerely,

Dennis L. Yakobson
Chairman, President and CEO
January 16, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2002 AND 2001

Overview

We are the developer and owner of a proprietary and patented gas-to-liquids (GTL) process that converts carbon-bearing gases, liquids and solids into valuable liquid hydrocarbon products. The products include clean burning diesel fuel, naphthas and specialty products such as waxes, petrochemical feedstocks, fuel cell feedstocks and synthetic lubricant base stock. We believe that the Rentech GTL Technology represents a major enhancement of the Fischer-Tropsch technology developed in Germany in the 1920s. We have successfully used the Rentech GTL Technology for a short period in a commercial-scale plant and for longer periods in several pilot plants. No commercial plant is now using the technology, and economic operation of the technology has not been demonstrated. We believe that the advancements we have made in Fischer-Tropsch technology will enable use of our GTL technology on a cost-effective basis in some situations.

We are exploiting our Rentech GTL Technology by marketing licenses to energy companies and owners of industrial gas plants, and owners of other carbon-bearing sources of feedstock such as natural gas. We are discussing proposals with several energy companies and owners of industrial gas plants for use of the Rentech GTL Technology through licenses or other business ventures.

Our iron-based catalyst that is an integral part of the Rentech GTL Technology is relatively inexpensive, and non-polluting, and works with a broad range of feedstocks. We believe that our technology provides significant opportunities to produce liquid hydrocarbon fuels and other valuable products from the large worldwide resources of natural gas, industrial waste gas, heavy crude oil, refinery byproducts, coal and petroleum coke, among other materials.

Our current licensees include Texaco Energy Systems, Inc., which we have exclusively licensed to use the technology with liquid and solid sources of feedstock that are not all natural gas. Texaco Energy Systems, Inc. (Texaco), formerly a division of Texaco, Inc., became a division of ChevronTexaco Corporation in 2001 after the merger of those two companies. Texaco is conducting its own study of the technology and has contracted for us to do research and development for integrating Texaco’s gasification technology (which produces synthesis gas from feedstocks in liquid and solid forms) with Rentech’s GTL Technology (which uses synthesis gas). Texaco is working on proposals to use the combined technologies for a U.S. Department of Energy project and other projects.

We are receiving royalty income as a result of our October 1998 license of the Rentech GTL Technology to Texaco and revenues from a technical services contract with Texaco. We are not receiving royalties on production of liquid hydrocarbons from use of the Rentech GTL Technology, or license fees except on an irregular basis. We also receive revenues from prospective businesses who engage us to perform studies for their potential projects that would use the Rentech GTL Technology. These studies are preliminary engineering design studies and evaluations of the feasibility of their use of their feedstock with our technology. Revenues from the Rentech GTL Technology and the revenues from our other businesses conducted through OKON, Inc., Petroleum Mud Logging, Inc., and REN Corporation are not sufficient to cover our ongoing losses related to our efforts to commercialize the Rentech GTL Technology at this time.

Operating Revenues

During the fiscal periods discussed in this report, we realized revenues from the stains, sealers and coatings business conducted by our wholly-owned subsidiary, OKON, Inc.; from the oil and gas field services provided by Petroleum Mud Logging, Inc., a wholly-owned subsidiary; from the manufacture of complex microprocessor controlled industrial automation systems by REN Corporation, a 56% owned subsidiary; and revenues associated with the Rentech GTL Technology. These revenues included royalties earned under our October 1998 license of the Rentech GTL Technology to Texaco, and contract payments for technical engineering services provided to Texaco and certain other companies. The goal of this work is to integrate Texaco’s gasification technology with our Rentech GTL Technology. In the future, we expect to receive revenues associated with the Rentech GTL Technology from the following principal sources:

•    Contract payments for design studies.    These are preliminary feasibility studies for potential licensees. These payments are either due in full upon execution of the design contract or in monthly installments as services and materials are provided.

•    License fees from licenses granted for use of the technology.    We typically expect license fees to be paid in three equal installments, one upon grant of the license, another upon start of construction of a plant, and the last upon start of continuous operations of the plant.

•    Contract payments for construction engineering services.    We provide these services to licensees during construction or startup of the licensee’s plants. These payments are typically made in monthly installments as services and materials are provided.

•    Contract payments for supply of the synthesis gas reactors required for use with the Rentech GTL Technology.    We plan to subcontract this work to fabricators. We expect to sell the reactors at our own cost plus a profit.

•    Contract payments for supply of Rentech’s catalyst required for use with the Rentech GTL Technology.    We plan to subcontract requirements for our catalyst to specialists engaged in catalyst manufacturing. We plan to sell the catalyst at our cost plus a profit.

•    Royalties for production of liquid hydrocarbons produced by licensees in their plants.    We establish the royalty amounts in our licenses. Royalty payments are typically due monthly from licensees for the liquid hydrocarbons produced by a licensed plant, at a percentage of the current market value of conventionally produced crude oil.

•    Sales of liquid hydrocarbon products from process plants in which we own an equity interest.    We anticipate that we may be able to acquire partial ownership interests in one or more plants that use the Rentech GTL Technology. This is most likely to occur with existing industrial gas plants for which we contribute capital or technology, in exchange for an equity interest, during the conversion of a plant to use our technology.

We anticipate that we may receive increased contract payments for design studies if interest by members of the energy industry in our technology grows. We do not expect to realize significantly increased revenues from exploitation of the Rentech GTL Technology until a commercial-scale plant using the technology is in operation and has proved profitable. We are working with several energy companies and related businesses to prepare and evaluate their proposals to develop plants that would use our technology. There are no assurances that adequate financing will be available or that we will succeed in retrofitting and successfully operating any existing industrial plant at a profit. Our future operating revenues will depend primarily upon economic success by us, followed by success by our licensees, in financing, constructing and operating commercial-scale plants using the Rentech GTL Technology. Other factors affecting our success include competition by other GTL technologies, availability of low-cost feedstock, and market prices for conventional fuels and hydrocarbon products with which synthetic liquid hydrocarbons produced by use of our technology will compete. Our future operating revenues would also be increased to the extent we are able to expand revenues of our other businesses.

Operating Expenses

Our operating expenses have historically been grouped primarily into several categories of major expenses. These are development of the Rentech GTL Technology through pilot plants and the Synhytech commercial-scale plant in Pueblo, Colorado; acquiring and funding our other business segments to bring them to profitable operations; investing in the advanced technologies of INICA, Inc.; acquisition of a 56% interest in REN Corporation; marketing our technology and other general and administrative expenses; and the costs of financing our operations.

We have substantially increased our research and development expenses with the enhancements of our development and testing laboratory and the enlargement of our laboratory staff in 1999. We have also significantly increased our general and administrative expenses as our salary expenses and operating costs have grown. We are incurring substantial costs associated with our one-half ownership interest in Sand Creek Energy LLC, which owns the mothballed Sand Creek plant. These include the maintenance and holding expenses for our one-half interest in the plant.

If we invest with others in developing a plant that uses our Rentech GTL Technology, we expect to incur large costs for any plants in which we may acquire an equity interest. When production is achieved, we anticipate incurring new expenses to market and sell the products. Because of the substantial capital investments we anticipate making in other plants in which we may acquire an equity interest, we project that we will incur significant depreciation and amortization expenses in the future.

Critical Accounting Policies And Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to accounting for fixed price contracts, the valuation of long-lived assets, intangible assets and goodwill and the realization of deferred income taxes. Actual amounts could differ significantly from these estimates.

Accounting for Fixed Price Contracts.    Our 56% owned subsidiary, REN Corporation, recognizes revenues from fixed price contracts on the percentage-of-completion method of accounting. Under this method of accounting, the amount of revenue recognized is the percentage of the contract price that the costs expended to date bear to the total estimated costs of the contract, based upon current estimates of the costs to complete the contract. Project managers make significant assumptions concerning cost estimates for materials and labor. Due to the uncertainties inherent in the estimation process, as well as the potential changes in customer needs as these contracts progress, it is at least reasonably possible that completion costs for uncompleted contracts may be revised in the future, and that such revisions could be material.

Valuation of Long-Lived Assets, Intangible Assets and Goodwill.    We must assess the realizable value of long-lived assets, intangible assets and goodwill for potential impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In assessing the recoverability of our goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. In addition, we must make assumptions regarding the useful lives of these assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. Effective October 1, 2001, we elected early adoption of SFAS No. 142, and were required to analyze goodwill for impairment. We completed the impairment test as of March 31, 2002 and determined that goodwill was not impaired. As of September 30, 2002, we evaluated our long-lived assets and intangible assets for potential impairment. Based upon our evaluation, no impairment charge was recognized.

Deferred Income Taxes.    We have provided a full valuation reserve related to our substantial deferred tax assets. In the future, if sufficient evidence of our ability to generate sufficient future taxable income in certain tax jurisdictions becomes apparent, we may be required to reduce this valuation allowance, resulting in income tax benefits in our consolidated statement of operations. We evaluate the realizability of the deferred tax assets annually and assess the need for the valuation allowance.

Results Of Operations

Fiscal Year 2002 Compared To Fiscal Year 2001

Revenues.    We had revenues from product sales, service revenues and royalty income of $9,560,335 in fiscal 2002 and $8,166,576 in fiscal 2001, an increase of 17%.

Product Sales.    Our product sales were realized from sales of water-based stains, sealers and coatings by our subsidiary OKON, Inc., through which we conduct this paint business segment. These sales produced revenues of $1,927,854 in fiscal 2002. This compares to revenues from this segment of $2,367,689 for the 2001 fiscal year, a decrease of 19%. The decrease in revenue from this segment was due to an industry-wide reduction in inventory purchasing and stocking levels by customers, resulting from construction slow-downs in our primary distribution markets.

Service Revenues.    Service revenues are provided by three of our business segments. The segments are the oil and gas field services segment, the Rentech GTL Technology technical services portion of the alternative fuels segment and the industrial automation systems segment. The technical services are provided through the scientists and technicians who staff our development and testing laboratory. In addition, the alternative fuels segment includes rental income from the development and testing laboratory building.

Service revenues in the amount of $2,021,957 were derived from contracts for the oil and gas field services provided by our subsidiary Petroleum Mud Logging, Inc. in fiscal 2002. Our oil and gas field service revenues for fiscal year 2002 decreased by $1,009,182, or 33%, from the service revenues of $3,031,139 in fiscal 2001. The decrease in oil and gas field services revenue was due to decreased demand for our mud logging services, resulting from a substantial decrease in drilling for new natural gas wells in our service market.

Service revenues in the amount of $2,900,737 during fiscal 2002 and $193,317 during fiscal 2001 were derived from contracts for the manufacture of complex microprocessor controlled industrial automation systems by our 56% owned subsidiary, REN Corporation. The increase of $2,707,420 during fiscal 2002 is due to the fact that we only recorded two months of revenue during fiscal 2001 for this segment as the acquisition of REN Corporation was completed on August 1, 2001.

Service revenues also include revenue earned for technical services provided to certain customers with regard to the Rentech GTL Technology. These technical services were performed at our development and testing laboratory. Our service revenues for these technical services were $2,354,550 during fiscal 2002, including $1,436,636 from Texaco and $917,914 from other customers, as compared to $2,212,432, including $1,726,795 from Texaco and $485,637 from other customers, during fiscal 2001. Compared to the prior year, our service revenues from these technical services increased by $142,118 or 6%. The increase during fiscal 2002 was due to the recognition of $800,000 in revenue upon the completion of the study for the Wyoming Business Council while there was no such revenue during fiscal 2001. The increase in revenue from the Wyoming Business Council during fiscal 2002 was offset by a decrease in technical services revenue from customers other than Texaco and the Wyoming Business Council of $367,723, as compared to fiscal 2001. The decrease in revenue from customers other than Texaco and the Wyoming Business Council was due to fewer contracts awarded in fiscal 2002 as a result of the overall recessionary nature impacting planning for capital spending in the oil services sector. The increase in revenue from the Wyoming Business Council was further offset by a decrease in revenue from Texaco of $290,159 during fiscal 2002 as compared to fiscal 2001. The work from Texaco decreased due to the timing of its assignment of work to us to fulfill our subcontract with Texaco for its contract with the U.S. Department of Energy for the development of a model for an energy plant that produces both transportation fuels and electricity.

Service revenues included rental income as well. We leased part of our development and testing laboratory building in Denver, which was acquired in February 1999, to a tenant. Rental income from this tenant contributed $115,237 in revenue during fiscal 2002 as compared to $121,999 during fiscal 2001. Rental income is included in our alternative fuels segment.

Royalty Income.    Royalty income consisted of royalties that we received as a result of our October 1998 license of the Rentech GTL Technology to Texaco. Under the license agreement, we earned $240,000 in royalties during both fiscal 2002 and fiscal 2001. After Texaco is producing liquid hydrocarbons through the use of our technology, it is allowed by the license agreement to apply the royalty payments made after the initial $100,000 payment against future royalty payments made on account of production. Royalty income is included in our alternative fuels segment.

Costs of Sales.    Our costs of sales include costs for our OKON products as well as for our oil and gas field services, technical services including research and development contract costs and industrial automation services. During fiscal 2002, the combined costs of sales were $5,462,243 compared to $6,150,359 during fiscal 2001. The decrease for fiscal 2002 resulted from a decrease in costs of sales for the products sales, oil and gas field services and alternative fuels segments, offset by an increase for the industrial automation systems segment.

Costs of sales for product sales are the cost of sales of our paint business segment for sales of stains, sealers and coatings. During fiscal 2002, our costs of sales for the paint segment decreased by $192,274 or 17% to $932,677, as compared to fiscal 2001. Of the decrease for the current year, 69% was related to the reduced cost of raw materials used in the manufacturing process. This reduction reflected the competitive effect of the slow-down in construction on the producers of raw materials. The remaining 31% was related to various other costs which decreased as a direct result of the decrease in product sales. Product sales decreased during fiscal 2002 due to a continued industry-wide reduction in inventory purchasing and stocking levels by customers, resulting from construction slow-downs in our primary distribution markets.

Costs of sales for oil and gas field services were $1,665,895 during fiscal 2002, down from $2,099,703 during fiscal 2001, a decrease of $433,808 or 21%. Of the decrease for the current year, 50% was related to a decrease in field labor, 26% was related to a decrease in field living expenses and the remaining 24% was related to a decrease in various other costs related to having fewer mud logging vehicles in the field resulting in a decrease in revenues for this segment. The decrease in oil and gas field services revenue were due to decreased demand for our mud logging services, resulting from a substantial decrease in drilling for new natural gas wells in our service market.

Costs of sales for the industrial automation systems segment were $2,143,782 during fiscal 2002 as compared to $157,576 during fiscal 2001. The increase of $1,986,206 during fiscal 2002 is because we only recorded two months of costs during fiscal 2001 for this segment as the acquisition of REN Corporation was completed on August 1, 2001.

Costs of sales for technical services were $591,889 during fiscal 2002, down from $2,207,521 during fiscal 2001. These costs decreased $1,615,632, or 73% as a result of the efficiencies gained over time at the facility as well as the decrease in revenue from Texaco and other customers for services performed in 2002. Revenues from Texaco and other customers decreased due to the awarding of contracts to us for studies. The costs of sales for the Wyoming Business Council contract are included in the research and development contract costs category below.

Costs of sales also includes research and development contract costs of $128,000 during fiscal 2002, as compared to $560,608 during fiscal 2001. These costs are made up of engineering and labor costs incurred on the completion of the Wyoming Business Council contract. The decrease of $432,608 or 77% during fiscal 2002 was due to the completion of our engineering work on the project and the delivery of our final report in fiscal 2002.

Gross Profit.    Our gross profit for fiscal 2002 was $4,098,092, as compared to $2,016,217 for fiscal 2001. The increase of $2,081,875 or 103% resulted from a combination of the contributions from each of our operating segments. The gross profit contribution of our paint segment decreased during fiscal 2002 by $247,561 as compared to fiscal 2001, while the contribution of our oil and gas field services segment decreased by $575,374 and the contribution from rental income decreased by $6,762 for the same period. These decreases were more than offset by increases of $721,214 for the industrial automation systems segment and $1,757,750 from technical services during fiscal 2002 as compared to fiscal 2001. Gross profit increased further in fiscal 2002 compared to fiscal 2001 as a result of a reduction of $432,608 in research and development contract costs for the Wyoming Business Council contract.

Operating Expenses.    Operating expenses consist of general and administrative expense, depreciation and amortization and research and development.

General and Administrative Expenses.    General and administrative expenses were $7,327,898 during fiscal 2002, up $1,736,852 from fiscal 2001 when these expenses were $5,591,046. The increase for the current year is due to increases in several areas that were not offset by a 73% decrease in expenses allocated to costs of sales at our research and development laboratory as a result of the efficiencies gained over time at the facility as well as the decrease in revenue from Texaco and other customers. In addition, fiscal 2002 included an increase of $767,530 in general and administrative expenses for our industrial automation systems segment as compared to fiscal 2001, as well as non-cash accruals of audit, legal and payroll expenses of $197,044 during fiscal 2002, for which the Company had previously not accrued. We did not have these costs during fiscal 2001.

Depreciation and Amortization.    Depreciation and amortization expenses during fiscal 2002 and 2001 were $1,229,972 and $983,158. Of these amounts, $340,141 and $184,991 were included in costs of sales. Of the increase of $246,814 or 25%, $212,725 or 86% is related to the depreciation and amortization of assets acquired with the industrial automation systems segment. The remainder of the increase resulted from a combination of additions to and reductions in depreciation of fixed assets in the other operating segments. This increase is partially offset by a decrease in amortization of goodwill of $98,351 during fiscal 2002 as compared to fiscal 2001. In accordance with SFAS No. 142, which we adopted during fiscal 2002, we are no longer amortizing goodwill related to the acquisitions of OKON and PML.

Research and Development.    Research and development expenses were $742,923 during fiscal 2002, including $701,201 for our alternative fuels segment, $29,542 for our paint segment and $12,180 for our industrial automation systems segment. This expense increased by $538,340 from fiscal 2001, when these expenses were $204,583, including $190,905 for our alternative fuels segment and $13,678 for our paint segment. Due to a decrease in billable technical services work performed at the development and testing laboratory for customers, we were able to work on certain research and development related activities for our own purposes. Extensive tests were completed evaluating catalyst life and efficiency as well as other aspects of our technology.

Total Operating Expenses.    Total operating expenses during fiscal 2002 were $8,960,652, as compared to $6,593,796 during fiscal 2001, an increase of $2,366,856. The increase in total operating expenses as compared to the prior year is a result of the increases in general and administrative expenses of $1,736,852, depreciation and amortization charges included in operating expenses of $91,664 and an increase in research and development expenses of $538,340.

Loss From Operations.    Loss from operations during fiscal 2002 increased by $284,981 to a loss of $4,862,560, as compared to a loss of $4,577,579 during fiscal 2001. The increased loss compared to the prior year resulted from an increase in total operating expenses of $2,366,856 during fiscal 2002, which is partially offset by an increase in gross profit of $2,081,875.

Other Income (Expenses).    Other income (expenses) includes loss on investment, equity in loss of investee, interest income, interest expense and gain on disposal of fixed assets.

Loss on Investment.    During our fiscal 2001 year-end review of assets, we determined that our investment in shares of Dresser Engineers & Constructors, Inc. was impaired. Dresser is a privately owned company. We were not able to obtain adequate information about its current business to support the existing valuation. Based upon our inability to determine Dresser Engineers’ liquidity and the status of its business plans, we recognized a $1,842,135 asset impairment for the year ended September 30, 2001. We continue to own 580,000 shares of the common stock of Dresser Engineers & Constructors that represent this investment.

Equity in Loss of Investee.    During fiscal 2002, we recognized $252,013 in equity in loss of investee, as compared to $386,047 during fiscal 2001. This represents our 50% share of the loss incurred by our joint venture in Sand Creek Energy LLC. The LLC is holding and maintaining the mothballed Sand Creek methanol plant. The decrease during fiscal 2002 is due to a decrease in insurance and other maintenance costs of the facility.

Interest Income.    Interest income during fiscal 2002 was $36,468, decreased from $121,509 during fiscal 2001. The decreased interest income was due to having fewer funds invested in interest-bearing cash accounts.

Interest Expense.    Interest expense during fiscal 2002 was $267,618, increased from $108,166 during fiscal 2001. The increase in interest expense is the result of the addition of the convertible notes payable and the notes payable added as a result of the acquisition of REN Corporation in August 2001.

Gain on Disposal of Fixed Assets.    Gain on disposal of fixed assets was $189 during fiscal 2002, with no comparable amount during fiscal 2001. This gain represents the disposal of out-dated office furniture and equipment, computer equipment and vehicles.

Total Other Expenses.    Total other expenses decreased to $482,974 during fiscal 2002 from total other expenses of $2,214,839 during fiscal 2001. The decrease in total other expenses of $1,731,865 resulted from having no loss on investment during fiscal 2002, as compared to $1,842,135 during fiscal 2001; a decrease in equity in loss of investee of $134,034; a decrease in interest income of $85,041; an increase in interest expense of $159,452; and an increase in gain on disposal of fixed assets of $189.

Minority Interest in Subsidiary’s Net Income.    The minority interest in subsidiary’s net income of $12,921 during fiscal 2002, as compared to $21,711 during fiscal 2001, resulted from the acquisition of 56% of REN Corporation on August 1, 2001.

Net Loss.    For the year ended September 30, 2002, we experienced a net loss of $5,332,613 compared to a net loss of $6,770,707 during the year ended September 30, 2001. The decrease of $1,438,094 resulted from an increase in loss from operations of $284,981, a decrease in total other expenses of $1,731,865, and a decrease in minority interest in subsidiary’s net loss of $8,790.

Dividend Requirements on Convertible Preferred Stock.    Dividend requirements on convertible preferred stock is the imputed amount calculated when there is a discount from fair market value when we issue our convertible preferred stock, plus the 9% dividend that accrues on the convertible preferred stock. The dividends are deducted from net loss in order to arrive at loss applicable to common stock. During the year ended September 30, 2002, we issued convertible preferred stock, and recorded dividends of $136,932, compared to $483,599 for the year ended September 30, 2001.

Loss Applicable to Common Stock.    As a result of recording dividends on convertible preferred stock of $136,932 during fiscal 2002 and $483,599 during fiscal 2001, the loss applicable to common stock was $5,469,545 or $0.08 per share during fiscal 2002 and $7,254,306 or $0.11 per share during fiscal 2001.

Fiscal Year 2001 Compared To Fiscal Year 2000

Revenues.    We had revenues from product sales, service revenues and royalty income of $8,166,576 in fiscal 2001 and $5,066,607 in fiscal 2000.

Product Sales.    Our product sales were realized from sales of water-based stains, sealers and coatings by our subsidiary, OKON, Inc. through which we conduct this paint business segment. These sales produced revenues of $2,367,689 in fiscal 2001. This compares to revenues from this segment of $2,096,159 for the 2000 fiscal year, an increase of 13%. Of the increase for the current year, 51% was due to the addition of new customers while 9% of the increase was related to the introduction of new products. The remaining 40% of the current year increase resulted from increased marketing activities consisting of test markets at a large retail chain and promotions with existing customers.

Service Revenues.    Service revenues are provided by three of our business segments. The segments are the oil and gas field services segment, the Rentech GTL Technology technical services portion of the alternative fuels segment and the industrial automation systems segment. The technical services are provided through the scientists and technicians who staff our development and testing laboratory. In addition, the alternative fuels segment includes rental income from the development and testing laboratory building.

Service revenues in the amount of $3,031,139 were derived from contracts for the oil and gas field services provided by our subsidiary, Petroleum Mud Logging, Inc., in fiscal 2001. Our oil and gas field service revenues for fiscal year 2001 increased by $1,199,750 over the service revenues of $1,831,389 in fiscal 2000. The increases in mud logging service revenues were due to increased demand for our mud logging services, particularly for new wells drilled for natural gas. This reflected increased demand in the energy industry for natural gas because of its clean burning qualities. In response, we outfitted eight of our mud log vehicles with new equipment and were thereby able to expand our services while having more units in the field than during the corresponding period of 2000. In addition, we have purchased ten new units to increase our capacity in order to meet increased demand for these services, and we increased the daily rates for these services.

Service revenues also included payments received from Texaco Energy Systems, Inc. and other customers for technical services provided related to the Rentech GTL Technology. On October 8, 1998, we licensed exclusive rights to Texaco to use our technology with liquid and solid carbon-bearing materials. Effective in February 1999, we entered into an additional agreement that produced these technical services revenues. Under that agreement, we are providing our technical services to Texaco with the goal of integrating Texaco’s proprietary gasification technology, which produces synthesis gas from liquids and solids, with our Rentech GTL Technology. Our technology would use the synthesis gas to produce synthetic liquid hydrocarbons like clean-burning diesel fuel, naphthas, waxes and specialty products. We started billing Texaco for our technical services in April 1999. Subsequent to the technical services agreement with Texaco, we have entered into several feasibility and engineering contracts with other customers to provide technical services related to the Rentech GTL Technology. Our service revenues for these technical services were $2,212,432 during fiscal 2001 as compared to $751,166 during fiscal 2000, an increase of 194%, including $1,726,795 and $751,166 in payments from Texaco. Of the increase for the current year, 34% was due to the addition of several new customers and 66% was due to the increase in services provided to Texaco. The additional work for Texaco consists of the services necessary to fulfill our subcontract with Texaco for its contract with the U.S. Department of Energy for development of a model for an energy plant that produces both transportation fuels and electricity. These technical services were provided at our development and testing laboratory.

Service revenues in the amount of $193,317 were derived from contracts for the manufacture of complex microprocessor controlled industrial automation systems by our 56% owned subsidiary, REN Corporation, for the two months ended September 30, 2001. We had no service revenues for fiscal 2000 for this segment as the acquisition of REN Corporation was completed on August 1, 2001.

Service revenues included rental income as well. We leased part of our development and testing laboratory building in Denver, which was acquired in February 1999, to two tenants. Rental income from these tenants contributed $121,999 in revenue during fiscal 2001 as compared to $127,893 during fiscal 2000. Rental income is included in our alternative fuels segment.

Royalty Income.    Royalty income consisted of royalties that we received as a result of our October 1998 license of the Rentech GTL Technology to Texaco. Under the license agreement, we earned $240,000 in royalties during fiscal 2001 as compared to $260,000 in royalties for the prior year. After Texaco is producing liquid hydrocarbons through the use of our technology, it is allowed by the license agreement to apply the royalty payments made after the initial $100,000 payment against future royalty payments made on account of production. Royalty income is included in our alternative fuels segment.

Costs of Sales.    Our costs of sales include costs for our products as well as for our oil and gas field services, technical services, which includes research and development contract costs, and industrial automation services. During the fiscal year ended September 30, 2001, the combined costs of sales increased to $6,150,359 from $3,134,396 for the prior year. The increase of $3,015,963 relates almost entirely to costs associated with the addition of new revenues from these three business segments.

Costs of sales for product sales are the cost of sales of our paint business segment for sales of stains, sealers and coatings. During fiscal 2001, our cost of sales for the paint segment increased by $95,139 to $1,124,951, or 9%, as compared to fiscal 2000. Of the increase for the current year, 69% is related to the additional costs of raw materials, 26% is related to the increase in labor costs, and the remaining 5% is made up increased costs of freight, utilities and supplies for this business segment. Revenue from this segment increased over the prior year due to increased marketing efforts. Of the increase in revenue compared to the prior year, 91% was due to new customers and 9% was due to new products related to these marketing efforts.

Costs of sales for oil and gas field services were $2,099,703 for fiscal 2001, up from $1,353,418 for fiscal 2000, an increase of $746,285 or 55%. Of the increase for the current year, 83% is due to the increase in labor and employee benefits while the remaining 17% is related to other costs related to the increased revenues of this segment. The increase in revenues resulted from the addition of more mud logging vehicles and field employees to operate them as we expanded to meet the growth in demand for mud logging for new natural gas wells.

Costs of sales for technical services were $2,207,521 during fiscal 2001, up from $751,166 for fiscal 2000, an increase of $1,456,355 or 194%. Of the increase for the current year, 36% is related to the increase in labor and employee benefits resulting from the addition of engineers and technicians at our development and testing laboratory to meet new contracts. Another 40% of the increase for the current year resulted from an increase in materials for the new contracts. The remaining 24% is related to the increased costs of supplies, utilities and depreciation resulting from the increase in technical services revenues. Technical services revenues increased over the prior year due to the addition of several new customers as well as an increase in services provided to Texaco during the year.

Costs of sales for technical services contracts also includes research and development contract costs for fiscal 2001 of $560,608. We had no research and development contract costs for fiscal 2000. These costs are made up of engineering and labor costs incurred to date on the $800,000 Wyoming Business Council (WBC) contract. The WBC contract provides for us to evaluate two potential GTL projects utilizing Rentech GTL Technology. Phase I involves studying the feasibility of retrofitting a portion of an existing methanol facility in Wyoming. Phase II entails the study of the feasibility of constructing a separate greenfield plant at the same site.

Costs of sales for the industrial automation systems segment were $157,576 for the two months ended September 30, 2001. We had no costs of sales for fiscal 2000 for this segment as the acquisition of REN Corporation was completed on August 1, 2001.

Gross Profit.    Our gross profit for the year ended September 30, 2001 was $2,016,217, as compared to $1,932,211 for the 2000 period. The increase of $84,006 results from the combined contributions of additional revenues from product sales by our paint segment (up 13%), and increased service revenues from our oil and gas field services, technical services and industrial automation systems segments (up 65%, 194% and 100%). These additions to gross profit were offset by the increases in costs of sales of 9% for the paint segment, 55% for our oil and gas field services segment, 193% for our technical services segment, and 100% for our industrial automation systems segment, as well as a 100% increase in research and development contract costs. Revenues from each segment except for alternative fuels increased at a higher rate than the corresponding cost of sales during the year as a result of more efficient operations within each segment. Cost of sales for the alternative fuels segment increased at a higher rate than that of revenues as a result of increased activity for research and development contracts.

Operating Expenses.    Operating expenses consist of general and administrative expense, depreciation and amortization, write-off of deposits related to acquisition and research and development.

General and Administrative Expenses.    General and administrative expenses were $5,591,046 for fiscal year 2001, up $814,615 from fiscal 2000 when these expenses were $4,776,431. Of the increase for the current year, 86% is attributable to an increase in business volume, which includes expenses related to the hiring of additional laboratory technicians for our technical services segment, increased office staffing and the inflationary impact on existing employee salaries. The remaining 14% of the increase for the current year resulted from the addition of the industrial automation systems segment beginning August 1, 2001.

Depreciation and Amortization.    Depreciation and amortization expense for fiscal 2001 was $983,158. Of this amount, $184,991 was included in cost of sales. Depreciation and amortization expense for fiscal 2000 was $611,987, of which $167,079 was included in cost of sales. Of the increase of $371,171 during fiscal 2001, $69,067 was related to the addition of equipment at the development and testing laboratory, $65,675 was related to additional equipment acquired for the other operating segments and $236,429 resulted from the amortization of software capitalized at the end of fiscal 2000.

Research and Development.    Research and development expense was $204,583 for fiscal 2001, decreased by $310,678 from 2000, when this expense was $515,261. This decrease is primarily due to the significant increase in billable technical services work being performed at the development and testing laboratory for customers. That work decreased the amount of cost related to research and development as our engineers and technicians focused on contract work for third parties rather than on our own research and development.

Total Operating Expenses.    Total operating expenses for the year ended September 30, 2001 were $6,593,796, as compared to $5,736,600 for fiscal 2000, an increase of $857,196. The increase in total operating expenses is a result of the increases in general and administrative expenses of $814,615, depreciation and amortization charges of $353,259 included in operating expenses, which were offset in part by the decrease of $310,678 in research and development costs, compared to the prior year.

Loss From Operations.    Loss from operations for fiscal 2001 increased by $773,190 to a loss of $4,577,579, as compared to a loss of $3,804,389 for fiscal 2000. The increased loss is primarily due to the $857,196 increase in operating expenses, which is partially offset by the increase of $84,006 in gross profit contributed by our operating segments.

Other Income (Expenses).    Other income (expenses) include loss on investment, equity in loss of investee, interest income, interest expense, and loss on disposal of fixed assets.

Loss on Investment.    As part of our year-end review of assets, we determined that our investment in shares of Dresser Engineers & Constructors, Inc. was impaired. Dresser is a privately owned company. We have not been able to obtain adequate information about its current business to support the existing valuation. Based upon our inability to determine Dresser Engineers’ liquidity and the status of its business plans, we have recognized a $1,842,135 asset impairment for the year ended September 30, 2001. We continue to own 580,000 shares of the common stock of Dresser Engineers & Constructors that represent this investment.

Equity in Loss of Investee.    In fiscal year 2001, we recognized $386,047 in equity in loss of investee, as compared to $276,585 in fiscal 2000. This represents our 50% share of the loss incurred by our joint venture in Sand Creek Energy LLC. The LLC is holding and maintaining the mothballed Sand

Creek methanol plant. The increase during fiscal 2001 is primarily due to the fact that the facility was only owned for nine months during fiscal 2000.

Interest Income.    Interest income in fiscal 2001 was $121,509, decreased from $135,443 during fiscal 2000. The decreased interest income was due primarily to having fewer funds invested in interest-bearing cash accounts.

Interest Expense.    Interest expense in fiscal 2001 was $108,166, decreased from $136,833 during fiscal 2000. The decrease in interest expense is primarily the result of the pay-off during fiscal 2001 of our indebtedness associated with purchase of the mud logging assets.

Loss on Disposal of Fixed Assets.    Loss on disposal of fixed assets was $17,031 during fiscal 2000, with no comparable amount in fiscal 2001. This loss represents write-off of capitalized leasehold improvements in the former facility leased by OKON upon relocation of our paint business segment to a larger facility. This loss was offset by a gain from disposal of vehicle by the mud logging segment.

Total Other Expenses.    Total other expense increased to $2,214,839 for fiscal 2001, an increase of $1,919,833 over total other expenses of $295,006 for the comparable year ended September 30, 2000. The increase in total other expenses, as compared to the prior year, resulted from the $1,842,135 loss on investment in Dresser Engineers, the increase of $109,462 in the equity in loss of investee related to our Sand Creek Energy, LLC joint venture, and the decrease of $13,934 in interest income which are offset inpart by the reduction of $28,667 in interest expense and the decrease of $17,031 in loss or disposal of fixed assets.

Minority Interest in Subsidiary’s Net Loss.    The minority interest in subsidiary’s net loss of $21,711 during fiscal 2001 results from the acquisition of 56% of REN Corporation. This acquisition had not been completed during fiscal 2000.

Net Loss.    For fiscal 2001, we experienced a net loss of $6,770,707 compared to a $4,099,395 net loss in fiscal 2000. The $2,671,312 increase in net loss as compared to the prior year resulted from the $773,190 increase in loss from operations and the increase of $1,919,833 in other expenses, which are offset partially by the $21,711 minority interest in subsidiary’s net loss.

Dividend Requirements on Convertible Preferred Stock.    Dividend requirements on convertible preferred stock is the imputed amount calculated when there is a discount from fair market value when we issue our convertible preferred stock, plus the 9% dividend that accrues on the convertible preferred stock. The dividends are deducted from net loss in order to arrive at loss applicable to common stock. In both fiscal 2001 and fiscal 2000, we issued convertible preferred stock, and we were required to calculate a deemed dividend in both years. In fiscal 2001, we recorded dividends of $483,599 compared to $89,611 in fiscal 2000.

Loss Applicable to Common Stock.    As a result of recording dividends on convertible preferred stock of $483,599 for fiscal 2001 and $89,611 for fiscal 2000, the loss applicable to common stock was $7,254,306 or $.11 per share in fiscal 2001 and $4,189,006 or $.07 per share in fiscal 2000.

Liquidity And Capital Resources

At September 30, 2002, we had working capital of $775,686, as compared to working capital of $1,412,195 at September 30, 2001. The decrease in working capital is primarily due to the increase in various liabilities and lines of credit with regard to the acquisition of 56% of REN Corporation. This decrease also resulted from the use of cash for operations, investing activities and payments on long-term debt.

As of September 30, 2002, we had $4,929,218 in current assets, including accounts receivable of $1,436,886. At that time, our current liabilities were $4,153,532. We had long-term liabilities of $3,269,044. Most of our long-term liabilities relate to our long-term convertible debt as well as our mortgage on our laboratory facility which we purchased in February 1999. The rental income from the facility is adequate to fund the monthly mortgage payments. The mortgage is due on March 1, 2029.

The primary source of our liquidity has been equity capital contributions. We added an additional source of liquidity in March 1997 by the purchase of OKON, Inc., which conducts our paint business segment. We have received royalties from granting Texaco a license for use of the Rentech GTL Technology in October 1998. We have also had service revenues from Texaco since we started billing it for technical services relating to the Rentech GTL Technology, in April 1999. This work is being undertaken to integrate the Texaco gasification technology with our Rentech GTL Technology. We added another source of liquidity with the purchase in June 1999 of the mud logging assets that we operate through Petroleum Mud Logging, Inc. Finally, we added another source of liquidity with the purchase in August 2001 of 56% of REN Corporation, which manufactures complex microprocessor controlled industrial automation systems. We believe that OKON, activities at the development and testing laboratory, PML and REN will provide positive cash flow during fiscal 2003.

Our principal needs for liquidity in the past have been to fund working capital, pay for research and development of the Rentech GTL Technology, pay the costs of acquiring and initially funding the paint, oil and gas field services and industrial automation segments, invest in the advanced technologies of ITN Energy Systems, Inc., now known as INICA, Inc., and acquiring a 56% interest in REN Corporation.

We anticipate needs for substantial amounts of new capital for projects for commercializing the Rentech GTL Technology, to purchase property and equipment, and to continue significant research and development programs for the GTL projects we are considering. We expect to undertake these types of expenditures in efforts to commercialize the technology in one or more plants in which we may acquire part ownership. Even if we succeed in obtaining construction loans secured by such projects, we expect to need significant amounts of capital as our required share of the total investment in these projects. We may attempt to fund some of these project costs through sales of some part of our ownership, if we have any, in any industrial gas plant that we may attempt to retrofit. At this time, we own a one-half interest in one plant, which is the mothballed Sand Creek methanol plant. We may use the facility as a large pilot plant for continuing work with the Rentech GTL Technology or we may sell all or some of the assets associated with the facility.

From our inception on December 18, 1981 through September 30, 2002, we have incurred losses in the amount of $30,903,641. For the year ended September 30, 2002, we recognized a $5,332,613 net loss. If we do not operate at a profit in the future, we may be unable to continue operations at the present level. As of September 30, 2002, we had a cash balance of $1,032,920 and our cash balance has decreased since that time. We have been successful in the past in raising equity financing. For the years ended September 30, 2002, 2001 and 2000, we received cash proceeds from the issuance of common stock of $1,456,724, $2,332,005 and $6,951,913. For the years ended September 30, 2002, 2001 and

2000, we have received cash proceeds from the issuance of convertible preferred stock of $500,000, $793,673 and $150,000.

To achieve our objectives as planned for fiscal 2003, we may issue additional Series B convertible preferred stock to existing shareholders. We may issue common stock in a private placement to fund any working capital requirements should the need arise. In addition, we are in negotiations to sell all or some of the assets of Sand Creek Energy, LLC, a company in which we have a 50% interest. We are currently funding 50% of the expense of maintaining this facility at a cost of approximately $18,000 per month. We believe that with our current available cash, revenues from operations, additional equity financing and the potential sale of assets, we will be able to meet our cash operating requirements through September 30, 2003.

We are considering proposals to acquire ownership interests or leasehold rights in one or more of industrial gas plants that are presently under-utilized. Under these proposals, we would have to contribute capital, either alone or possibly in a joint venture with a present owner, to retrofit a plant to use the Rentech GTL Technology. Our goal is to have any converted plant operate on a commercial basis and realize a new source of revenues for the production and sale of liquid hydrocarbons.

If financing is available and we are able to retrofit and economically operate one or more plants in which we have acquired a share of ownership, we anticipate two types of benefits. One of these would be new revenues from our share of sales of liquid hydrocarbons. We also anticipate that economic use of the Rentech GTL Technology in one or more of these plants would lead to commercial use of our technology by others and additional revenues from license fees, engineering services, royalties and catalyst sales.

IF FINANCING IS NOT AVAILABLE, WE WILL NOT HAVE THE CAPITAL REQUIRED TO ACQUIRE INTERESTS IN ONE OR MORE INDUSTRIAL GAS PLANTS.

Our opportunities to acquire ownership interests in some of the industrial gas plants that we have targeted will only be available for a short period. If we do not obtain adequate financing during this period, we expect that these purchase and joint venture opportunities will cease to be available to us.

IF WE ARE UNABLE TO OBTAIN FINANCING, OUR EFFORTS TO ACHIEVE COMMERCIAL USE OF THE RENTECH GTL TECHNOLOGY BY OTHERS MAY BE DELAYED.

Without these funds, we could not acquire interests in the industrial plants we have targeted or convert them to use our technology. We would lose this opportunity to encourage others to use our technology on a commercial business. We would have to depend upon their interest in building new plants without the benefit of having at least one commercial-scale plant in operation.

WITHOUT THE PROCEEDS OF ADDITIONAL FINANCING, OUR PLAN TO GENERATE NEW REVENUES FROM USE OF THE TECHNOLOGY WOULD BE HINDERED AND DELAYED.

We could not realize revenues from sales of liquid hydrocarbon products produced by our own use of the Rentech GTL Technology without adequate capital to acquire joint ownership interests and to retrofit existing plants. Our plan to realize new revenues from license fees, engineering services, royalties and catalyst sales would be delayed.

We are discussing other proposals made by several energy companies for exploitation of the Rentech GTL Technology through licenses or other business ventures. In October 1998, we entered into a license agreement with Texaco Energy Systems, Inc. for commercialization of Rentech’s GTL

Technology through its integration with Texaco’s gasification technology. We have increased the amount of our technical services work for Texaco. These additional services are focused on assisting Texaco with its performance under the DOE contract for the Early Entrance Co-production Plant. Increased levels of technical services work are expected to require us to further expand our testing and development staff. This will increase our need for operating funds.

TEXACO COULD TERMINATE THE LICENSE AGREEMENT WE HAVE GRANTED TO IT. IN ADDITION, TEXACO COULD END ITS CONTRACT FOR US TO PERFORM TECHNICAL SERVICES FOR IT. TEXACO COULD ALSO ABANDON THE PROJECTS FOR THE DOE CO-PRODUCTION PLANT. LOSS OF ANY ONE OR MORE OF THESE ARRANGEMENTS WOULD BE HARMFUL TO OUR PRESENT AND ANTICIPATED BUSINESS REVENUES.

If we lose any one or more of our business arrangements with Texaco, we would lose a substantial amount of our total revenues. Direct payments from Texaco amounted to 20% of our total revenues in fiscal 2002 and 21% in fiscal 2001. We would be compelled to greatly reduce or close our testing and development laboratory and sharply reduce our scientific and technical staff, among other reductions in operating expenditures. We also anticipate that loss of these arrangements would discourage or at least delay other licensees and potential licensees who might use the technology.

Net Deferred Tax Asset.    We had net deferred tax assets offset by a full valuation allowance at September 30, 2002 and 2001. We are not able to determine if it is more likely than not that the net deferred tax assets will be realized. See Note 15 to the Consolidated Financial Statements.

Analysis Of Cash Flow

Operating Activities

Net Loss.    Operating activities produced net losses of $5,332,613 during fiscal 2002, as compared to $6,770,707 during fiscal 2001. The cash flows used in operations during these periods resulted from the following operating activities.

Depreciation.    Depreciation is a non-cash expense. This expense increased during fiscal 2002 by $120,218, as compared to fiscal 2001. This increase was attributable to the additional equipment acquired for our oil and gas field services segment as well as for our development and testing laboratory. The increase was offset by a decrease attributable to the fact that certain fixed assets became fully depreciated during the year.

Amortization.    Amortization is also a non-cash expense. This expense increased during fiscal 2002 by $126,596, as compared to fiscal 2001. The increase is attributable to the amortization of capitalized software, production backlog and non-compete agreement acquired with the purchase of REN Corporation, and is offset by the decrease in amortization of goodwill. In accordance with SFAS No. 142, the Company is no longer amortizing goodwill related to the acquisitions of OKON and PML. During fiscal 2001, we amortized $98,351 in goodwill related to these acquisitions.

Bad Debt Expense.    During fiscal 2002, we wrote-off the note receivable from Dresser Engineers & Constructors, Inc. as a bad debt expense of $191,779 as we determined that the note receivable was not collectible.

Revenue Recognized from Contract Liability.    We completed the Wyoming Business Council study during fiscal 2002. As such, we recognized revenue of $800,000, of which $750,000 has previously been recorded as a contract liability.

Interest Income on Receivable from Related Party.    During fiscal 2002, we added $16,038 of interest income back to operations. This amount relates to the interest earned on the note receivable from REN which was included in the Stock Purchase Agreement.

Equity in Loss of Investee.    We recognized equity in loss of investee in the amount of $252,013 during fiscal 2002. This represents our 50% share of the loss incurred by our joint venture in Sand Creek Energy LLC. The LLC is holding and maintaining the mothballed Sand Creek methanol plant. The decrease during fiscal 2002 is due to a decrease in insurance and other maintenance costs of the facility.

Minority Interest in Net Income of Subsidiary.    The minority interest in net income of subsidiary of $12,921 during fiscal 2002 results from the acquisition of 56% of REN Corporation.

Stock Options Issued for Services.    During fiscal 2002, we issued stock options in lieu of cash to certain independent contractor consultants for their services. As a result, recognized $88,845 in consulting expense related to the issuances.

Changes in Operating Assets and Liabilities.    The changes in operating assets and liabilities, net of business combination, result from the following factors.

Accounts Receivable.    Accounts receivable decreased by $304,277 during fiscal 2002, as compared to fiscal 2001. The decrease in accounts receivable was due to increased collection efforts within each of our business segments as well as a decrease in sales by the paint segment of 19% and a decrease of revenue from the oil and gas field services segment of 33%. These decreases were partially offset by an increase in technical services revenue at our research and development laboratory of 6% and an increase in revenue from our industrial automation systems segment of 1401%.

Costs and Estimated Earnings in Excess of Billings.    Costs and estimated earnings in excess of billings decreased $715,707 during fiscal 2002 as a result of the timing of contract billings and other contract activity within the industrial automation systems segment. These contracts are accounted for under the percentage of completion method of accounting.

Other Receivables and Receivable from Related Party.    Other receivables and receivable from related party decreased during fiscal 2002 by $38,539 due to the collection of the prior year balance in receivable from related party.

Inventories.    Inventories increased by $19,155 during fiscal 2002. The increase is a result of inventory-building at OKON due to an industry-wide reduction in inventory stocking levels by customers, resulting from construction slow-downs in our primary distribution markets.

Prepaid Expenses and Other Current Assets.    Prepaid expenses and other current assets decreased during fiscal 2002 by $324,571. The decrease reflects the timing of the payment of certain annual insurance premiums as well as the reduced stock subscription receivable in fiscal 2002 as compared to fiscal 2001.

Billings in Excess of Costs and Estimated Earnings.    Billings in excess of costs and estimated earnings increased $13,855 during fiscal 2002 as a result of contracts within the industrial automation systems segment which are accounted for under the percentage of completion method of accounting.

Accrued Liabilities, Accrued Payroll and Other.    Accrued liabilities, accrued payroll and other increased $221,905 during fiscal 2002 as a result of the timing of payment of certain payroll related accruals.

Net Cash Used in Operating Activities.    The total net cash used in operations increased to $4,172,815 during fiscal 2002, as compared to $3,218,907 during fiscal 2001. The increase reflects increased cash costs for general and administrative expenses those for our industrial automation systems subsidiary acquired in August 2001.

Investing Activities

Purchase of Property and Equipment.    During fiscal 2002, we purchased $227,354 of property and equipment. Most of these purchases, $104,676 and $64,804, respectively, were for our development and testing research laboratory facilities and for mud logging vehicles.

Proceeds from Disposal of Fixed Assets.    We received proceeds from the disposal of fixed assets during fiscal 2002 of $9,990.

Cash Used in Purchase of Investments.    We used $248,820 to fund our 50% share of expenses of Sand Creek Energy, LLC during fiscal 2002.

Deposits and Other Assets.    During fiscal 2002, our net increase in deposits and other assets was $112,909. During the year, we acquired long-term convertible debt for which we had issuance costs of $132,461. These costs are being amortized over the life of the loans. This increase was offset by certain other decreases in deposits and other assets.

Net Cash Used in Investing Activities.    The total net cash used in investing activities decreased to $579,093 during fiscal 2002 as compared to $1,022,175 during fiscal 2001. The decrease reflects a significant decrease in the purchase of property and equipment and the fact that no cash was used to acquire a business in fiscal 2002 as in fiscal 2001.

Financing Activities

Proceeds from Issuance of Common Stock.    During fiscal 2002, we received $1,456,724 in cash proceeds from the issuance of common stock compared to $2,332,005 during fiscal 2001.

Proceeds from Issuance of Convertible Preferred Stock.    During fiscal 2002, we received $500,000 in cash proceeds from the issuance of convertible preferred stock compared to $793,673 during fiscal 2001.

Proceeds from Stock Subscription Receivable.    During fiscal 2002, we received proceeds from a stock subscription receivable in the amount of $250,000, as compared to no proceeds during fiscal 2001.

Purchase of Restricted Cash.    During fiscal 2002, we purchased restricted cash in the amount of $500,000, as compared to no such purchase during fiscal 2001.

Payment of Offering Costs.    During fiscal 2002, we paid $147,644 in offering costs as compared to $75,980 during fiscal 2001.

Proceeds from Line of Credit.    During fiscal 2002, we received net proceeds from a line of credit of $1,493,839 as compared to no such proceeds during fiscal 2001.

Proceeds from Long-Term Debt and Notes Payable.    During fiscal 2002, we received proceeds from long-term convertible debt in the amount of $2,250,000, compared to no such proceeds during fiscal

2001. During fiscal 2001, we received proceeds of $444,951 from notes payable with no such amounts during fiscal 2002.

Payments on Related Party Payable.    During fiscal 2002, we repaid $30,600 on a related party payable. There were no such repayments during fiscal 2001.

Payments on Long-Term Debt and Notes Payable.    During fiscal 2002, we repaid $380,943 on our debt obligations as compared to $624,846 during fiscal 2001.

Net Cash Provided by Financing Activities.    The net cash provided by financing activities during fiscal 2002 was $4,891,376, compared to $3,617,719 in cash provided by financing activities during fiscal 2001.

Cash increased during fiscal 2002 by $139,468 compared to a decrease of $623,363 during fiscal 2001. These changes increased the ending cash balance at September 30, 2002 to $1,032,920 and decreased the ending cash balance at September 30, 2001 to $893,452.

WE HAVE A HISTORY OF OPERATING LOSSES, AND HAVE NEVER OPERATED AT A PROFIT.

From our inception on December 18, 1981 through September 30, 2002, we have incurred losses in the amount of $30,903,641. For the year ended September 30, 2002, our net loss was $5,332,613. If we do not operate at a profit in the future, we may be unable to continue our operations at the present level. Ultimately, our ability to maintain our present level of business will depend upon earning a profit from operation of the Rentech GTL Technology. Our ability to do so has not been demonstrated.

WE NEED ADDITIONAL CAPITAL OR FINANCING ARRANGEMENTS TO CARRY OUT OUR PLANS. WITHOUT THESE SOURCES OF CAPITAL, WE WILL NOT BE ABLE TO ACQUIRE AND CONVERT INDUSTRIAL GAS PLANTS TO USE THE RENTECH GTL TECHNOLOGY.

We intend to seek project financing, that is acquisition and construction financing, to acquire and retrofit one or more industrial gas plants. We also hope to obtain additional debt and equity financing in the capital markets or through collaborative arrangements with potential co-owners of these plants. Additional financing may not be available to us. If so, we would have to defer or terminate our present expenditures, especially those intended to achieve commercialization of the Rentech GTL Technology as soon as possible. Our ability to implement our business plans and to achieve an operating profit would be delayed or prevented. We might have to transfer some aspects of our technology to others and allow them to develop markets for its use. If so, our revenues from the technology would be substantially reduced. If we raise additional capital by issuing equity securities, the ownership interests of our shareholders could be diluted. We could also issue preferred stock, without shareholder approval, to raise capital. The terms of our preferred stock could include dividends, conversion voting rights and liquidation preferences that are more favorable than those of the holders of our common stock.

THE REVENUES THAT WE EXPECT FROM OPERATING USE OF THE RENTECH GTL TECHNOLOGY MAY NOT BE REALIZED AS QUICKLY AS WE ANTICIPATE OR AT ALL. IF SO, THE EQUITY SOURCES OF FINANCING THAT WE HAVE PRIMARILY RELIED UPON IN THE PAST MAY NOT BE AVAILABLE.

We may experience long delays in realizing revenues from additional license fees, royalties and engineering services related to the Rentech GTL Technology. We may not receive substantial additional revenues from these sources at all. If so, our dependency upon obtaining working capital from financing activities will increase at times when our ability to do so will be decreased.

OUR BUSINESS IN FOREIGN NATIONS WILL BE SUBJECT TO RISKS INVOLVING CURRENCY EXCHANGE AND EXPROPRIATION OF FUNDS.

We expect that a substantial part of the use of our Rentech GTL Technology will occur in foreign countries. This could result in payments to us in foreign currencies. The exchange of foreign currencies into U.S. dollars will subject us to the risk of unfavorable exchange rates that could reduce the value of our foreign revenues by a significant amount. We plan to seek to be paid at rates based on an exchange rate formula related to U.S. dollars. We may also experience delays and costs in expropriating any foreign revenues that we may earn to the United States. If we own property in foreign nations, we may have to present our related assets and liabilities on our financial statements at the current exchange rates.

WE HAVE NOT PAID DIVIDENDS ON OUR COMMON STOCK, AND WE DO NOT EXPECT TO DO SO IN THE FUTURE.

We have paid no dividends on our common stock since inception in 1981. We currently intend to retain any earnings for the future operation and development of our business. We do not anticipate paying dividends in the foreseeable future. Any future dividends may be restricted by the terms of outstanding preferred stock and other financing arrangements then in effect.

WE EXPECT OUR QUARTERLY AND ANNUAL FINANCIAL OPERATING RESULTS TO DIFFER FROM PERIOD TO PERIOD.

We have in the past, and expect in the future, to experience significant fluctuations in quarterly and annual operating results caused by the unpredictability of many factors. These variations may include differences in actual results of operations from results expected by financial analysts and investors, the demand for licenses of the Rentech GTL Technology, timing of construction and completion of plants by licensees, their ability to operate plants as intended, receipt of license fees and engineering fees and royalties, improvements or enhancements of gas-to-liquids technology by us and our competitors, economic use of our technology in commercial plants, changes in oil and gas market prices, the impact of competition by other technologies and energy sources, and general economic conditions. We believe that period-to-period comparisons of our results of operations may not necessarily be meaningful and should not be relied upon as indications of future performance. Some or all of these factors may cause our operating results in future fiscal quarters or years to be below the expectations of public market analysts and investors. In such event, the price of our common stock is likely to be materially adversely affected.

Contractual Obligations

In addition to the line of credit and long-term convertible debt previously described, we have entered into various other contractual obligations. The following table lists our significant contractual obligations at September 30, 2002.

	Payments Due By Period
Contractual Obligations	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
Lines of credit	$1,493,839	$—	$—	$—	$1,493,839
Long-term debt	127,103	66,015	33,902	978,486	1,205,506
Long-term convertible debt	47,048	106,940	2,070,352	—	2,224,340
Operating leases	226,939	143,732	—	—	370,671

	$1,894,929	$316,687	$2,104,254	$978,486	$5,294,356

We have entered into various long-term promissory notes, with monthly principal and interest payments of $39,893, at interest rates of 5.9% to 9.6%, which are collateralized by certain fixed assets of the Company.

We have leased office space under a non-cancelable operating lease, which expires October 31, 2003, with a renewal option for an additional five years. We have also leased office and warehouse space under a lease which expires during March 2005. In addition we have entered into various other operating leases, which expire through August 2004.

In addition to the contractual obligations previously described, we have entered into various other commercial commitments. The following table lists these commitments at September 30, 2002.

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
Available lines of credit	$6,161	$—	$—	$—	$6,161
Employment agreements	1,046,619	273,026	—	—	1,319,645

	$1,052,780	$273,026	$—	$—	$1,325,806

We are a guarantor on the $1,000,000 line of credit with Premier Bank until it matures on March 1, 2003. This guaranty includes any amount of the line of credit attributable to the 44% shareholders of REN.

We have entered into various employment agreements with officers of the Company which extend from January 1, 2001 to August 31, 2004. These agreements describe annual compensation as well as the compensation that we must pay upon termination of employment.

Recent Accounting Pronouncements From Financial Statement Disclosures

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective June 30, 2003 for the Company. The Company believes the adoption of this statement will have no material impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The Company believes that the adoption of this statement will have no material impact on its consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB No. 4, 44 and 64, Amendment of FASB No. 13, and Technical Corrections.” SFAS rescinds FASB No. 4 “Reporting Gains and Losses from Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This statement also rescinds SFAS No. 44 “Accounting for Intangible Assets of Motor Carriers” and amends SFAS No. 13, “Accounting for Leases”. This statement is effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of this statement to have a material effect on the Company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect the adoption of this statement to have a material effect on the Company’s financial statements.

In October 2002, the FASB issued SFAS No. 147 “Acquisitions of Certain Financial Institutions” SFAS No. 147 amends FASB Statements No. 72 and 144 and FASB Interpretations No. 9. The Company does not expect the adoption of this statement to have any material effect on the Company’s financial statements.

In November 2002, the FASB published interpretation No, 45 “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The Interpretation expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which is being superseded. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company is currently evaluating what effect the adoption of this statement will have the Company’s financial statements.

In October 2002, the FASB issued an exposure draft “Accounting for Stock-Based Compensation- Transition and Disclosure”. This proposed statement would amend FASB Statement No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for an entity that voluntary changes to the fair value method of accounting for stock-based compensation. In addition, this proposed Statement would amend the disclosure provision of that Statement to require more prominent disclosure about the effects of an entity’s accounting policy decisions with respect to stock-based employee compensation on reported net income. The proposed effective date for this Statement would be for fiscal years ended after December 15, 2002. The Company is currently evaluating what effect the adoption of this statement will have the Company’s financial statements.

INDEPENDENT AUDITORS’ REPORT

Stockholders and Board of Directors
Rentech, Inc.
Denver, Colorado

We have audited the accompanying consolidated balance sheets of Rentech, Inc. and Subsidiaries (the “Company”) as of September 30, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced circumstances, which raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ehrhardt Keefe Steiner & Hottman PC

December 18, 2002
Denver, Colorado

7979 E. Tufts Avenue, Suite 400    Denver, Colorado 80237-2843
303 740-9400    Fax 303 740-9009

Member of The Leading Edge Alliance, DFK International and PKF International – Providing Services in Cities Worldwide

RENTECH, INC.

Consolidated Balance Sheets

	September 30,
	2002	2001
Assets
Current assets
Cash	$1,032,920	$893,452
Restricted cash	500,000	—
Accounts receivable, net of $12,000 (2002) and $7,325 (2001) allowance for doubtful accounts (Note 17)	1,436,886	1,745,838
Costs and estimated earnings in excess of billings (Note 13)	788,727	73,020
Stock subscription receivable (Note 11)	76,186	250,000
Note receivable (Note 6)	—	191,779
Other receivables	65,494	52,706
Receivable from related party (Note 7)	17,966	69,293
Inventories (Note 3)	757,393	738,238
Prepaid expenses and other current assets	253,646	309,064

Total current assets	4,929,218	4,323,390

Property and equipment, net (Note 4)	4,120,915	4,388,776
Other assets
Licensed technology, net of accumulated amortization of $2,077,528 (2002) and $1,848,747 (2001)	1,353,621	1,582,402
Capitalized software costs, net of accumulated amortization of $552,386 (2002) and $236,429 (2001)	395,306	711,263
Goodwill, net of accumulated amortization of $400,599 (2002) and $400,599 (2001) (Notes 2 and 14)	1,281,807	1,511,368
Production backlog, net of accumulated amortization of $166,117 (2002) and $27,762 (2001)	—	138,355
Non-compete agreement, net of accumulated amortization of $38,500 (2002) and $5,432 (2001)	124,001	157,069
Investment in INICA, Inc. (Note 5)	3,079,107	3,079,107
Technology rights, net of accumulated amortization of $143,873 (2002) and $115,098 (2001)	143,873	172,648
Note and other receivable from related party (Notes 2 and 12)	571,394	—
Deposits and other assets, net of $0 (2002) and $167,206 (2001) allowance for doubtful accounts	163,986	51,077

Total other assets	7,113,095	7,403,289

	$16,163,228	$16,115,455

(Continued on following page.)

See notes to consolidated financial statements.

RENTECH, INC.

Consolidated Balance Sheets

(Continued from previous page.)

	September 30,
	2002	2001
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$886,254	$883,255
Billings in excess of costs and estimated earnings (Note 13)	144,785	130,930
Payable to related party (Note 20)	—	30,600
Accrued payroll and benefits	201,191	190,530
Deferred compensation (Note 12)	419,036	346,000
Accrued liabilities	508,276	436,017
Other liability (Note 12)	326,000	—
Contract liability (Note 19)	—	750,000
Lines of credit payable (Note 10)	1,493,839	—
Current portion of long-term debt (Note 8)	127,103	143,863
Current portion of long-term convertible debt to stockholders (Note 9)	47,048	—

Total current liabilities	4,153,532	2,911,195

Long-term liabilities
Long-term debt, net of current portion (Note 8)	1,078,403	1,147,773
Long-term convertible debt to stockholders, net of current portion (Note 9)	2,177,292	—
Lessee deposits	7,485	7,485
Investment in Sand Creek (Note 7)	5,864	2,669

Total long-term liabilities	3,269,044	1,157,927

Total liabilities	7,422,576	4,069,122

Minority interest (Note 2)	296,710	309,632

Commitments and contingencies (Notes 1, 7, 12 and 19)
Stockholders’ equity (Note 11)
Series A convertible preferred stock—$10 par value; 200,000 shares authorized; 200,000 shares issued and no shares outstanding; $10 per share liquidation value	—	—
Series B convertible preferred stock—$10 par value; 800,000 shares authorized; 691,664 and 641,664 shares issued and no and 27,778 shares outstanding; $10 per share liquidation value $277,780 in the aggregate)	—	277,780
Series C participating cumulative preferred stock—$10 par value; 500,000 shares authorized; no shares issued and outstanding	—	—
Common stock—$.01 par value; 100,000,000 shares authorized; 71,790,667 and 66,665,631 shares issued and outstanding	717,907	666,653
Additional paid-in capital	38,629,676	36,384,562
Unearned compensation	—	(21,266)
Accumulated deficit	(30,903,641)	(25,571,028)

Total stockholders’ equity	8,443,942	11,736,701

	$16,163,228	$16,115,455

See notes to consolidated financial statements.

RENTECH, INC.

Consolidated Statements of Operations

	For the Years Ended September 30,
	2002	2001	2000
Revenues (Notes 16 and 17)
Product sales	$1,927,854	$2,367,689	$2,096,159
Service revenues	7,392,481	5,558,887	2,710,448
Royalty income	240,000	240,000	260,000

Total revenues	9,560,335	8,166,576	5,066,607

Cost of sales
Product sales	932,677	1,124,951	1,029,812
Service costs	4,401,566	4,464,800	2,104,584
Research and development contract costs (Note 19)	128,000	560,608	—

Total cost of sales	5,462,243	6,150,359	3,134,396

Gross profit	4,098,092	2,016,217	1,932,211
Operating expenses
General and administrative expense	7,327,898	5,591,046	4,776,431
Depreciation and amortization	889,831	798,167	444,908
Research and development	742,923	204,583	515,261

Total operating expenses	8,960,652	6,593,796	5,736,600

Loss from operations	(4,862,560)	(4,577,579)	(3,804,389)

Other income (expenses)
Loss on investment (Note 6)	—	(1,842,135)	—
Equity in loss of investee (Note 7)	(252,013)	(386,047)	(276,585)
Interest income	36,468	121,509	135,443
Interest expense	(267,618)	(108,166)	(136,833)
Gain (loss) on disposal of fixed assets	189	—	(17,031)

Total other income (expense)	(482,974)	(2,214,839)	(295,006)

Minority interest in subsidiary’s net loss	12,921	21,711	—

Net loss	(5,332,613)	(6,770,707)	(4,099,395)
Dividend requirements on convertible preferred stock (Note 11)	136,932	483,599	89,611

Loss applicable to common stockholders	$(5,469,545)	$(7,254,306)	$(4,189,006)

Basic and diluted loss per common share	$(.08)	$(.11)	$(.07)

Basic and diluted weighted-average number of common shares outstanding	69,987,685	64,807,168	57,532,816

See notes to consolidated financial statements.

RENTECH, INC.

Consolidated Statements of Stockholders’ Equity

	Convertible Preferred Stock						Additional Paid-in Capital			Total Stockholders’ Equity
	Series A		Series B		Common Stock			Unearned Compensation	Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, September 30, 1999	—	$—	133,332	$1,333,320	49,272,747	$492,725	$23,935,679	$—	$(14,700,926)	$11,060,798
Common stock and stock options issued for cash net of offering costs of $603,049 (Note 11)	—	—	—	—	8,428,334	84,283	5,844,668	—	—	5,928,951
Common stock issued for cash on options and warrants exercised (Note 11)	—	—	—	—	2,324,527	23,245	999,717	—	—	1,022,962
Common stock issued for deposit on business acquisition (Notes 2 and 11)	—	—	—	—	200,000	2,000	398,000	—	—	400,000
Common stock issued for services	—	—	—	—	100,000	1,000	52,120	—	—	53,120
Common stock issued for prepaid expenses	—	—	—	—	100,000	1,000	52,120	—	—	53,120
Common stock issued for commissions on business acquisition (Note 11)	—	—	—	—	60,000	600	29,400	—	—	30,000
Preferred stock issued for cash, net of offering costs of $16,660 (Note 11)	—	—	16,666	166,660	—		(16,660)	—	—	150,000
Preferred stock and $46,680 in dividends redeemed for cash (Note 11)	—	—	(23,832)	(238,320)	—	—	(46,680)	—	—	(285,000)
Common stock issued for conversion of preferred stock and $22,731 in dividends (Note 11)	—	—	(126,166)	(1,261,660)	2,338,620	23,387	1,275,696	—	—	37,423
Stock options granted for services (Note 11)	—	—	—	—	—	—	351,998	—	—	351,998
Stock options granted to employees for services	—	—	—	—	—	—	49,829	(49,829)	—	—
Deemed dividends on preferred stock of $20,200	—	—	—	—	—	—		—	—	—
Net loss	—	—	—	—	—	—	—	—	(4,099,395)	(4,099,395)

See notes to consolidated financial statements.

RENTECH, INC.

Consolidated Statements of Stockholders’ Equity

	Convertible Preferred Stock						Additional Paid-in Capital			Total Stockholders’ Equity
	Series A		Series B		Common Stock			Unearned Compensation	Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, September 30, 2000	—	—	—	—	62,824,228	628,240	32,925,887	(49,829)	(18,800,321)	14,703,977
Common stock issued for cash, net of offering costs of $103,995 (Note 11)	—	—	—	—	2,000,000	20,000	1,776,005	—	—	1,796,005
Common stock issued for cash on options and warrants exercised (Note 11)	—	—	—	—	518,027	5,180	530,820	—	—	536,000
Common stock issued for deposit on business acquisition (Notes 2 and 11)	—	—	—	—	200,000	2,000	242,000	—	—	244,000
Preferred stock issued for cash and a $250,000 stock subscription receivable, net of offering costs of $122,995 (Note 11)	—	—	116,666	1,166,668	—	—	(122,995)	—	—	1,043,673
Common stock issued for conversion of preferred stock (Note 11)	—	—	(88,888)	(888,888)	1,123,376	11,233	877,655	—	—	—
Stock options granted for services (Note 11)	—	—	—	—	—	—	157,274	28,563	—	185,837
Warrants for convertible preferred stock redeemed for cash	—	—	—	—	—	—	(2,084)	—	—	(2,084)
Deemed dividends on preferred stock of $483,599 (Note 11)	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(6,770,707)	(6,770,707)

Balance, September 30, 2001	—	—	27,778	277,780	66,665,631	666,653	36,384,562	(21,266)	(25,571,028)	11,736,701
Common stock issued for cash, net of offering costs of $122,644 (Note 11)	—	—	—	—	2,926,969	29,272	1,311,334	—	—	1,340,606
Common stock issued for options and warrants exercised (Note 11)	—	—	—	—	606,474	6,065	129,338	—	—	135,403
Preferred stock issued for cash, net of offering costs of $25,000 (Note 11)	—	—	50,000	500,000	—	—	(25,000)	—	—	475,000
Common stock issued for conversion of preferred stock (Note 11)	—	—	(77,778)	(777,780)	1,591,593	15,917	761,863	—	—	—
Stock options granted/earned for services (Note 11)	—	—	—	—	—	—	67,579	21,266	—	88,845
Deemed dividends on preferred stock of $136,932 (Note 11)	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(5,332,613)	(5,332,613)

Balance, September 30, 2002	—	$—	—	$—	71,790,667	$717,907	$38,629,676	$—	$(30,903,641)	$8,443,942

See notes to consolidated financial statements.

RENTECH, INC.

Consolidated Statements of Cash Flows

	For the Years Ended September 30,
	2002	2001	2000
Operating activities
Net loss	$(5,332,613)	$(6,770,707)	$(4,099,395)

Adjustments to reconcile net loss to net cash used in operating activities
Increase in allowance for doubtful accounts	4,675	2,925	2,400
Depreciation	485,036	364,818	261,635
Amortization	744,936	618,340	350,352
Loss on investment	—	1,842,135	—
Bad debt expense	191,779	—	—
Write-off of deferred offering costs	—	123,642	—
Revenue recognized from contract liability	(750,000)	—	—
Interest income on receivable from related party	(16,038)	(70,814)	—
Loss on disposal of fixed assets	189	—	17,031
Equity in loss of investee	252,013	386,047	276,585
Minority interest in net loss of subsidiary	(12,921)	(21,711)	—
Common stock issued for services	—	53,120	53,120
Stock options issued for services	88,845	185,837	351,998
Changes in operating assets and liabilities, net of business combination
Accounts receivable	304,277	(919,072)	(372,921)
Costs and estimated earnings in excess of billings	(715,707)	203,736	—
Other receivables and receivable from related party	38,539	31,361	(105,893)
Inventories	(19,155)	(101,534)	(27,384)
Prepaid expenses and other current assets	324,571	(20,749)	131,638
Accounts payable	2,999	459,780	14,190
Billings in excess of costs and estimated earnings	13,855	37,033	—
Accrued liabilities, accrued payroll and other	221,905	378,669	80,702
Lessee deposits	—	(1,763)	—

	1,159,798	3,551,800	1,033,453

Net cash used in operating activities	(4,172,815)	(3,218,907)	(3,065,942)

Investing activities
Purchase of property and equipment	(227,354)	(676,379)	(470,361)
Proceeds from disposal of fixed assets	9,990	—	24,068
Net cash used in purchase of business	—	(59,013)	—
Purchase of capitalized software	—	—	(851,610)
Cash used in purchase of investments	(248,820)	(372,794)	(464,220)
Deposits for acquisitions	—	—	(273,899)
Deposits and other assets	(112,909)	86,011	(10,617)

Net cash used in investing activities	(579,093)	(1,022,175)	(2,046,639)

Financing activities
Proceeds from issuance of common stock, net of offering costs	1,456,724	2,332,005	6,951,913
Proceeds from issuance of convertible preferred stock, net of offering costs	500,000	793,673	150,000
Proceeds from stock subscription receivable	250,000	—	—
Purchase of restricted cash	(500,000)	—	—
Payment of offering costs	(147,644)	(75,980)	(47,662)
Redemption of convertible preferred stock	—	(2,084)	(285,000)
Proceeds from contract liability	—	750,000	—
Proceeds from line of credit, net	1,493,839	—	—
Proceeds from long-term debt and notes payable	2,250,000	444,951	—
Payments on related party payable	(30,600)
Payments on long-term convertible debt and notes payable	(380,943)	(624,846)	(448,037)

Net cash provided by financing activities	4,891,376	3,617,719	6,321,214

Increase (decrease) in cash	139,468	(623,363)	1,208,633
Cash, beginning of year	893,452	1,516,815	308,182

Cash, end of year	$1,032,920	$893,452	$1,516,815

Continued on the following page.

See notes to consolidated financial statements.

RENTECH, INC.

Consolidated Statements of Cash Flows

(Continued from previous page.)

	For the Years Ended September 30,
	2002	2001	2000
Cash payments for interest	$267,618	$107,628	$136,833

The following tables summarize the purchase price and the cash used as well as the non-cash activity to acquire the 56% interest in REN in August 2001 (Note 2).

Working capital	$591,351
Property and equipment	378,429
Capitalized software	96,081
Goodwill	504,814
Production backlog	166,117
Non-compete agreement	162,500
Acquired debt	(153,234)
Minority interest	(331,342)

Total purchase price	1,414,716
Less cash acquired	(21,099)

Total purchase price net of cash acquired	$1,393,617

The Company incurred the following in satisfactions of the $1,414,716 purchase price:

Issued 200,000 shares of its common stock in fiscal 2000 at a market price of $2 per share for a deposit on business acquisition	$400,000
Issued 200,000 shares of its common stock in fiscal 2001 at a market price of $1.22 per share for a deposit on business acquisition	244,000
Converted notes receivable and interest receivable due from REN	690,604
Paid cash	50,000
Incurred acquisition costs	30,112

Total purchase price	$1,414,716

(Continued on following page.)

See notes to consolidated financial statements.

RENTECH, INC.

Consolidated Statements of Cash Flows

(Continued from previous page.)

Excluded from the statements of cash flows were the effects of certain noncash investing and financing activities as follows:

	For the Years Ended September 30,
	2002	2001	2000
Issuance of common stock from conversion of preferred stock and dividends	$777,780	$888,888	$1,261,660
Issuance of common stock for deposit on potential business acquisition	$—	$244,000	$400,000
Purchase of fixed assets financed with long-term debt	$—	$115,237	$—
Issuance of common stock for stock subscription receivable	$76,186	$—	$—
Issuance of convertible preferred stock for stock subscription receivable	$—	$250,000	$—
Decrease in other receivables in consideration of a note receivable	$—	$16,779	$—
Decrease in deposit for an additional investment in Dresser in consideration of a note receivable	$—	$175,000	$—
Decrease in interest receivable on the note receivable due from REN in consideration for the business acquisition of REN	$—	$45,891	$—
Issuance of common stock for unearned compensation	$—	$—	$49,829
Issuance of common stock for prepaid expense and services	$269,153	$—	$53,120
Issuance of common stock for acquisition of business	$—	$—	$30,000
Increase in accrued liability for note receivable	$325,795	$—	$—
Reclassification of goodwill to note receivable	$229,561	$—	$—
Issuance of common stock for exercise of stock options in partial settlement of accrued payroll	$65,744	$—	$—
Issuance of stock options for services	$67,579	$—	$351,998

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies

Basis of Presentation

Rentech, Inc. (the “Company” or “Rentech”) was incorporated on December 18, 1981 in the state of Colorado to develop and market processes for conversion of low-value, carbon-bearing solids or gases into valuable liquid hydrocarbons, including high-grade diesel fuel, naphthas and waxes (“Rentech GTL Technology”). The Company’s activities prior to 1994 were primarily directed toward obtaining financing, licensing its technology to third parties and completing full-scale plant processing to demonstrate the Company’s technology to prospective licensees. During 1994, the Company entered into contracts to provide basic engineering design relating to the construction of plants using the Company’s gas conversion technology. In March 1997 with the acquisition of the assets of OKON, Inc. (“OKON”), the Company entered into the business of manufacturing and selling water-based stains, sealers and coatings. In June 1999 with the acquisition of the assets of Petroleum Mud Logging, Inc. and Petroleum Well Logging, Inc. (“PML”), the Company entered into the oil and gas field services business of logging the progress of drilling operations for the oil and gas industry. In August 2001 with the acquisition of 56% of REN Corporation (“REN”), the Company entered into the business of manufacturing complex microprocessor controlled industrial automation systems primarily for the fluid power industry.

Management’s Plans

From the Company’s inception on December 18, 1981 through September 30, 2002, the Company has incurred losses in the amount of $30,903,641. For the year ended September 30, 2002, the Company recognized a $5,332,613 net loss. If the Company does not operate at a profit in the future, the Company may be unable to continue its operations at the present level.

The Company has been successful in the past in obtaining equity financing. For the years ended September 30, 2002, 2001 and 2000, the Company received net cash proceeds from the issuance of common stock of $1,456,724, $2,332,005 and $6,951,913. For the years ended September 30, 2002, 2001 and 2000, the Company has received cash proceeds from the issuance of convertible preferred stock of $500,000, $793,673 and $150,000.

In achieving its objectives as planned for fiscal 2003, the Company may issue additional Series B convertible preferred stock to existing stockholders. The Company may issue its common stock in a private placement to fund any working capital requirements should the need arise. In addition, the Company is negotiating to sell all or some of the assets of Sand Creek Energy, LLC, a company in which Rentech has a 50% interest. The Company believes that its current available cash, revenues from operations, additional equity financing and the potential sale of assets will be sufficient to meet its cash operating requirements through September 30, 2003.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with original maturities of three months or less and money market accounts to be cash equivalents.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies (continued)

Inventories

Inventories consist of raw materials, work-in-process and finished goods and are valued at the lower of cost (first-in, first-out) or market.

Capitalized Software

The Company has capitalized its internal use software in accordance with Statement of Position 98-1. Capitalized software costs include fees paid to Dresser Engineering Company for software development in the amount of $851,611 and $96,081 in capitalized software costs acquired from the acquisition of REN (Note 2), net of accumulated amortization of $552,386. The Company has a 5% interest in Dresser Engineering and Constructors, Inc., which is the parent company of Dresser Engineering Company (Note 6). The capitalized software costs are being amortized over a three-year period using the straight-line method.

Licensed Technology

Licensed technology represents costs incurred by the Company primarily for the retrofit of a plant used for the purpose of demonstrating the Company’s proprietary technology to prospective licensees, which it licenses to third parties under various fee arrangements. These capitalized costs are carried at the lower of amortized cost or net realizable value and are being amortized over fifteen years.

Goodwill

Goodwill, which relates to the acquisition of OKON in 1997, the acquisition of PML in 1999 and the acquisition of REN in 2001, is no longer being amortized, and is tested annually for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets.

Production Backlog

In connection with the acquisition of REN in 2001 (Note 2), the Company acquired certain production backlog arising from existing sales contracts. The production backlog is being amortized over one year, the term of the contracts.

Non-Compete Agreement

In connection with the acquisition of Ren in 2001 (Note 2), the Company entered into non-compete agreements with certain employees of REN. The non-compete agreements are being amortized over the term of the non-compete agreements of five years.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies (continued)

Property, Equipment, Depreciation and Amortization

Property and equipment is stated at cost. Depreciation and amortization expense are computed using the straight-line method over the estimated useful lives of the assets, which range from three to thirty years, except for leasehold improvements, which are amortized over the shorter of the useful life or the remaining lease term. Maintenance and repairs are expensed as incurred. Major renewals and improvements are capitalized. When property and equipment is retired or otherwise disposed of, the assets and accumulated depreciation or amortization is removed from the accounts and the resulting gain or loss is reflected in operations.

Investment in INICA, Inc.

The Company has a 10% investment in INICA, Inc. (Note 5). The investment is stated at cost. The investment is evaluated periodically for impairment and is carried at the lower of cost or estimated net realizable value.

Investment in Sand Creek

The Company has a 50% investment in Sand Creek Energy, LLC. The investment is accounted for using the equity method of accounting. Under such method, the Company’s proportionate share of net income (loss) is included as a separate item in the statement of operations.

Technology Rights

Technology rights are recorded at cost and are being amortized on a straight-line method over a ten-year estimated life.

Long-Lived Assets

Long-lived assets and identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the expected future cash flow from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized and measured using the asset’s fair value.

Accrued Liabilities

The Company accrues significant expenses that occur during the year in order to match expenses to the appropriate period. These include audit and legal fees, as well as payroll expenses such as bonuses and vacation.

Revenue Recognition

Sales of water-based stains sealers and coatings are recognized when the goods are shipped to the customers, as all goods are shipped FOB shipping point.

Revenues from oil and gas field services are recognized at the completion of the service.

Laboratory research revenues are recognized as the services are provided.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Revenue from the manufacture of industrial automation systems is recognized based upon the percentage of completion method of accounting and per the terms of customer contracts.

Royalty fees are recognized when the revenue earning activities that are to be provided by the Company have been performed and no future obligation to perform services exist.

Rental income is recognized monthly as per the lease agreement, and is included in the alternative fuels segment as a part of service revenues.

Accounting for Fixed Price Contracts

Revenues from fixed price contracts are recognized on the percentage-of-completion method for projects in which reliable estimates of the degree of completion are possible. If reliable estimates are not available, the completed contract method is used. For contracts accounted for under the percentage-of-completion method, the amount of revenue recognized is the percentage of the total contract price that the cost expended to date bears to the anticipated final total cost, based upon current estimates of the cost to complete the contract. Contract cost includes all labor and benefits, materials unique to or installed in the project, subcontract costs and allocations of indirect costs.

General and administrative costs are charged to expense. Provisions for estimated losses on uncompleted contracts are provided for when determined, regardless of the completion percentage. As contracts can extend over one or more accounting periods, revisions in costs and earnings estimated during the course of the work are reflected during the accounting period in which the facts that require such revisions become known.

Project managers make significant assumptions concerning cost estimates for labor hours, consultant hours and other project costs. Due to the uncertainties inherent in the estimation process, and the potential changes in customer needs as projects progress, it is at least reasonably possible that completion costs for some uncompleted projects may be further revised in the near-term and that such revisions could be material.

Cost of Sales Expenses

Cost of sales expenses include direct materials, direct labor, indirect labor, employee fringe benefits and other miscellaneous costs to produce water-based stains, sealers and coatings, to manufacture industrial automation systems and to complete oil and gas field services and technical services.

General and Administrative Expenses

General and administrative expenses include employee’s salaries and fringe benefits, travel, consulting, occupancy, public relations and other costs incurred in each operating segment.

Research and Development Expenses

Research and development expenses include direct materials, direct labor, indirect labor, employee fringe benefits and other miscellaneous costs incurred to develop and refine certain technologies employed in the respective operating segment. These costs are expensed as incurred.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies (continued)

Advertising Costs

The Company recognizes advertising expense when incurred. Advertising expense was approximately $50,700, $18,500 and $9,600 for the years ended September 30, 2002, 2001 and 2000.

Income Taxes

The Company accounts for income taxes under the liability method, which requires an entity to recognize deferred tax assets and liabilities. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Net Loss Per Common Share

Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“SFAS No. 128”) provides for the calculation of “Basic” and “Diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing income (loss) applicable to common stock by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share.

For the years ended September 30, 2002, 2001, and 2000, total stock options of 5,104,766, 8,394,300 and 7,724,300, total stock warrants of 4,140,836, 3,992,977 and 4,452,671, total Series B convertible preferred stock of 0, 505,560 and 0 and total long-term convertible debt of 4,448,680, 0 and 0 in fiscal 2002, 2001 and 2000 were not included in the computation of diluted loss per share because their effect was anti-dilutive.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable.

The Company’s cash is in demand deposit accounts placed with federally insured financial institutions. Such deposit accounts at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

Concentrations of credit risk with respect to accounts receivable are higher due to a few customers dispersed across geographic areas. The Company reviews a customer’s credit history before extending credit and establishes an allowance for doubtful accounts based upon the credit risk of specific customers, historical trends and other information. Generally, the Company does not require collateral from its customers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Fair values of accounts receivables, other current assets, accounts payable, accrued liabilities and other current liabilities are assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair value or they are receivable or payable on demand.

Long-Term Debt and Long-Term Convertible Debt

The carrying amount of convertible debt and other debt outstanding also approximates their fair value as of September 30, 2002 and 2001, because interest rates on these instruments approximate the interest rate on debt with similar terms available to the Company.

Accounting for Fixed Price Contracts

The Company applies Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees”, and related interpretations in accounting for all stock option plans. Under APB Opinion 25, compensation cost is recognized for stock options issued to employees when the exercise price of the Company’s stock options granted is less than the market price of the underlying common stock on the date of grant.

Statement of Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” requires the Company to provide pro forma information regarding net loss as if compensation cost for the Company’s stock options plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. To provide the required pro forma information, the Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model.

The Company applies Financial Accounting Standards Board (“FASB”) Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation (“FIN 44”). FIN 44 clarifies the application of APB Opinion 25 for certain issues related to stock issued to employees.

Comprehensive Loss

Comprehensive loss is comprised of net loss and all changes to the consolidated statement of stockholders’ equity except those changes made due to investments by stockholders, changes in paid-in capital and distributions to stockholders. For the years ended September 30, 2002, 2001, and 2000, the Company had no items of comprehensive loss other than net loss; therefore, a separate statement of comprehensive loss has not been presented for these periods.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

SFAS No. 143 is effective June 30, 2003 for the Company. The Company believes the adoption of this statement will have no material impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The Company believes that the adoption of this statement will have no material impact on its consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB No. 4, 44 and 64, Amendment of FASB No. 13, and Technical Corrections.” SFAS rescinds FASB No. 4 “Reporting Gains and Losses from Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This statement also rescinds SFAS No. 44 “Accounting for Intangible Assets of Motor Carriers” and amends SFAS No. 13, “Accounting for Leases”. This statement is effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of this statement to have a material effect on the Company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred.

SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect the adoption of this statement to have a material effect on the Company’s financial statements.

In October 2002, the FASB issued SFAS No. 147 “Acquisitions of Certain Financial Institutions” SFAS No. 147 amends FASB Statements No. 72 and 144 and FASB Interpretations No. 9. The Company does not expect the adoption of this statement to have any material effect on the Company’s financial statements.

In November 2002, the FASB published interpretation No, 45 “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The Interpretation expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which is being superseded. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company is currently evaluating what effect the adoption of this statement will have on the Company’s financial statements.

In October 2002, the FASB issued an exposure draft “Accounting for Stock-Based Compensation- Transition and Disclosure”. This proposed statement would amend FASB Statement No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for an entity that voluntary changes to the fair value method of accounting for stock-based compensation. In addition, this proposed Statement would amend the disclosure provision of that Statement to require more prominent disclosure about the effects of an entity’s accounting policy decisions with respect to stock-based employee compensation on reported net income. The proposed effective date for this Statement would be for fiscal years ended after December 15, 2002. The Company is currently evaluating what effect the adoption of this statement will have the Company’s financial statements.

Reclassifications

Certain reclassifications have been made to the 2001 financial statements in order for them to conform to the 2002 presentation. Such reclassifications have no impact on the Company’s financial position or results of operations.

On August 1, 2001, the Company received 7,127 shares of common stock of REN, which represents a 56% majority interest, for a total purchase price of $1,414,716. REN is in the business of manufacturing complex microprocessor controlled industrial automation systems primarily for the fluid power industry. As a result of the acquisition, REN is expected to provide continued support to the strategy of the development of solidly profitable counter-cyclical non-GTL businesses. In satisfaction for the 56% interest in REN, the Company applied its $573,899 note receivable plus $116,705 in interest due from REN to the purchase, issued 400,000 shares of its common stock valued at $644,000 to REN, paid $50,000 to REN and incurred $30,112 in acquisition costs. Originally, the Company issued $644,000 of common stock as a deposit on the business acquisition. The Company issued 200,000 shares of common stock to Ren at a market price of $2 per share during fiscal 2000, and the Company issued an additional 200,000 shares of common stock to REN at a market price of $1.22 per share during fiscal 2001. As of September 30, 2000, the Company had recorded a $973,899 deposit for this acquisition. This deposit consisted of the $400,000 in shares of common stock issued to REN during fiscal 2000 and $573,899 in cash. The $973,899 deposit would have been repaid by REN in the form of a note receivable in the event that the Company did not complete the acquisition. At the date of the acquisition, REN had not satisfied certain obligations as originally contemplated by the parties. As a result, the original shareholders of REN executed a promissory note under which they agreed to assign to the Company their rights to an allocation of profits from REN until an amount of profits was allocated to the Company equal to $229,561 plus 6% accrued interest on the outstanding balance accruing on August 1, 2001. In accordance with the stock purchase agreement, this amount would be a cash payment out of future dividends that REN declares to the original shareholders. These cash payments would be provided to the Company by the original shareholders, and the investment in REN would be reduced by such payments. As of September 30, 2002, no such distributions have been made.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 2 – Business Acquisition

The acquisition was recorded using the purchase method of accounting by which the assets were valued at fair market value at the date of acquisition. The operating results of the acquisition have been included in the accompanying consolidated financial statements from the date of acquisition. The allocation of the purchase price was as follows:

Current assets	$1,186,894
Property and equipment	378,429
Capitalized software	96,081
Goodwill	504,814
Production backlog	166,117
Non-compete agreement	162,500
Current liabilities	(595,543)
Acquired debt	(153,234)
Minority interest	(331,342)

Total purchase price	$1,414,716

The production backlog, non-compete agreement and the capitalized software have a weighted-average useful life of approximately 3 years. The $504,814 of goodwill was assigned to the industrial automation systems segment. For tax purposes, none of the goodwill is expected to be tax deductible.

During fiscal 2002, the Company chose to modify the purchase price allocation as per the provisions of SFAS 142. The $229,561 receivable from the original REN stockholders was reclassified from the investment in REN to a long-term note receivable from the original REN shareholders. The Company believes that this reclassification more accurately reflects the transaction as the receivable is expected to be collectible in the future.

As a result of the reclassification, REN’s goodwill was reduced from $504,814 to $275,253. Per the Stock Purchase Agreement, the note receivable from the original REN stockholders accrues interest at 6% per annum. Total principal and accrued interest as of September 30, 2002 was $245,599.

The following unaudited pro forma information presents the consolidated results of operations of the Company as if the acquisition of REN occurred at the beginning of fiscal year 2000. The unaudited pro forma financial data does not purport to be indicative of the results which actually would have been obtained had the purchase been effected on the dates indicated or of the results which may be obtained in the future.

	For the Years Ended September 30,
	2001	2000
Revenues	$8,978,147	$5,904,720
Net loss	$(7,084,188)	$(4,548,105)
Dividend requirements on preferred stock	$483,599	$89,611
Loss applicable to common stock	$(7,567,787)	$(4,637,716)
Basic and diluted loss per common share from operations	$(.11)	$(.08)
Basic and diluted weighted average number of common shares outstanding adjusted for acquisition	64,883,332	57,932,816

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 3 – Inventories

Inventories consist of the following:

	September 30,
	2002	2001
Finished goods	$77,603	$86,647
Work in process	375,392	384,563
Raw materials	304,398	267,028

	$757,393	$738,238

Note 4 – Property and Equipment

Property and equipment consist of the following:

	September 30,		Useful Lives
	2002	2001
Land	$205,428	$205,428	—
Buildings	1,665,497	1,586,706	30
Machinery and equipment	2,677,894	2,317,278	5
Office furniture and equipment	450,392	689,916	3-7
Construction-in-progress	14,000	90,961	—
Vehicles	91,879	113,394	3
Leasehold improvements	316,423	316,423	5

	5,421,513	5,320,106
Less accumulated depreciation and amortization	(1,300,598)	(931,330)

	$4,120,915	$4,388,776

Note 5 – Investment in INICA, Inc.

On May 6, 1998, the Company and INICA, Inc. (“INICA”) agreed to form a venture to design, develop and manufacture active and passive Radio Frequency Identification tags (RFID tags), which have a wide range of applications. This opportunity utilizes thin-film deposition technology developed by INICA.

On May 29, 1998, the Company acquired a 10% ownership in INICA for $3,079,107. In the agreement to acquire an ownership interest in INICA, the Company agreed to repurchase its shares used as part of the purchase price if the market value falls below $0.40. As of September 30, 2002, the Company has not re-acquired any shares under this provision and the Company does not believe that there will be an obligation to re-acquire its shares in the future. The Company’s 10% ownership in INICA includes a 10% ownership interest in the 33% ownership interest of INICA in Global Solar Energy LLC. The other 67% owner of Global Solar Energy LLC is Millennium Energy Holdings, Inc. (“Millennium”), a wholly owned subsidiary of UniSource Energy Corporation. Global Solar Energy LLC was established to manufacture and market flexible photovoltaic (PV) modules. The Company’s investment with INICA also enabled the Company to acquire interests in other technology ventures with INICA, all of which are owned by Infinite Power Solutions, Inc. INICA owns 33% of Infinite Power Solutions and Millennium owns the other 67%.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 5 – Investment in INICA, Inc. (continued)

The Company and INICA have reached an agreement under which the Company would exchange its 10% ownership in INICA to a 4% ownership in Global Solar Energy LLC and a 4% ownership in Infinite Power Solutions, Inc. The exchange is subject to approval by Millennium Energy Holdings, Inc.

Note 6 – Investment in Dresser

On September 28, 1999, the Company issued 3,680,168 shares of its common stock for a 5% ownership in the common stock of a privately held company called Dresser Engineers & Constructors, Inc. (“Dresser”), and incurred $2,072 in acquisition costs. The Company valued its investment in Dresser based on the Company’s common stock market value of $1,838,012 at the date of issuance. During March 2000, the Company paid a deposit of $175,000 plus $2,051 in additional acquisition costs to increase its ownership percentage to 10%. On September 28, 2001, the Company and Dresser reached an agreement under which the Company would not acquire the additional ownership interest as the Company would not enter into a license agreement that was both acceptable to Dresser and the Company. The Company and Dresser entered into a $175,000 note receivable for the repayment of the deposit. In addition, Dresser agreed to repay a $16,779 accounts receivable due to the Company. The Company and Dresser entered into a $16,779 note receivable for the repayment of this amount. The note receivables matured on December 31, 2001. As of December 31, 2001, the Company wrote-off the note receivables from Dresser as a bad debt expense as the Company determined that the notes were not collectible.

As of September 30, 2001, the Company determined that its investment in shares of Dresser was impaired. Dresser is a privately owned company. The Company has not been able to obtain adequate information about Dresser’s current business to support the existing valuation. Based upon this circumstance and the Company’s inability to determine Dresser’s liquidity and the state of its progress on its business plan, the Company recognized a $1,842,135 loss on investment for the year ended September 30, 2001. The Company continues to own the 580,000 shares of the common stock of Dresser, which represent this investment. As of September 30, 2002, the carrying value of the Dresser shares is $0.

Note 7 – Investment in Sand Creek

On January 7, 2000, the Company and Republic Financial Corporation (“Republic”) through Sand Creek Energy, LLC (SCE) purchased the “Sand Creek” methanol facility and all the supporting infrastructure, buildings and the underlying 17-acre site. The Company and Republic do not expect to use the Sand Creek plant for commercial production of liquid hydrocarbons. Instead, the Company may use it as a large pilot plant for continuing work with the Rentech GTL Technology, or the Company may sell some or all of the assets of SCE.

The owner of the facility is SCE, which is 50 percent owned by Rentech Development Corp., a wholly owned subsidiary of the Company, and 50 percent owned by RFC-Sand Creek Development, LLC, a wholly-owned subsidiary of Republic Financial Corporation. In connection with the acquisition of the facility, SCE assumed certain commitments with third parties. The Company and Republic guarantee the full and punctual performance and payment by SCE of all SCE’s obligations with respect to this facility. SCE received an unconditional release from Public Service Company of Colorado and Conoco on October 16, 2001 for certain natural gas purchase obligations of the facility. As a result, the aggregate liability of the Company under this guaranty was reduced from $4,000,000 to $0.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 7 – Investment in Sand Creek (continued)

For the years ended September 30, 2002 and 2001, the Company has contributed $248,820 and $372,794 to SCE and has recognized $252,013 and $386,047 related to its equity in SCE’s losses. As of September 30, 2002 and 2001, the Company had a $17,966 and a $69,293 receivable due from SCE. As of September 30, 2002 and 2001, SCE had no short-term or long-term debt.

Note 8 – Long-Term Debt

Long-term debt consists of the following:

	September 30,
	2002	2001
Mortgage dated February 8, 1999; monthly principal and interest payments of $7,729 with interest of 7.5% unpaid principal and accrued interest due March 1, 2029; collateralized by land and building.	$1,054,319	$1,064,181
Various promissory notes; monthly principal and interest payments of $12,638 with interest of 5.9% to 9.6%, unpaid principal and interest maturing from February 2003 through July 2005; collateralized by certain fixed assets of the Company.	151,187	227,455

Total long-term debt	1,205,506	1,291,636
Less current maturities	(127,103)	(143,863)

Long-term debt	$1,078,403	$1,147,773

Future maturities of long-term debt are as follows:

Year Ending September 30,
2003	$127,103
2004	42,691
2005	23,324
2006	16,309
2007	17,593
Thereafter	978,486

$1,205,506

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 9 – Long-Term Convertible Debt

On January 18, 2002, the Company entered into four convertible long-term notes totaling $2,250,000, dated February 25, 2002, with existing stockholders of the Company. The notes bear interest at 8.5% and mature on February 25, 2006, with all unpaid principal and interest due at that time. Monthly payments on the notes of $19,526 commenced on April 1, 2002. The notes are convertible into no more than 4,500,000 shares of the Company’s common stock, less two shares for every dollar of principal reduction of the notes paid in the form of cash. Until the first anniversary date of the notes, the Lenders may elect to convert part or all of the principal balance into common stock at a conversion price of $.50 per share if the market price of the common stock on the conversion date is $.50 per share or higher. Conversion will not be permitted during the first year if the market price on the conversion date is less than $.50 per share. At any time following the first anniversary date of the notes, the Lenders may elect to convert part or all of the principal balance into common stock at a conversion price of $.50 per share, provided, however, that no conversions shall be made if the market price is less than $.50 per share on the conversion date. Starting on the first day of the thirteenth calendar month following the date of the notes, and continuing on the first day of each succeeding month until the notes are paid in full, principal in the amount of one-thirty-sixth of the declining principal balance of the notes shall automatically convert into the Company’s common stock at a conversion price of $.50 per share. If the average daily market price for the seven trading days preceding the first day of such calendar month is less than $.50 per share, the difference between $.50 per share and the average of the seven trading days preceding the date of conversion shall be multiplied by the number of shares issued to the Lenders as a result of the conversion, and the resulting dollar amount shall be added to the principal balance of the notes. The notes are secured by the assets of OKON, Inc., including the capital stock of that company.

Future maturities of long-term convertible debt are as follows, depending on future events and assuming no conversions to common stock:

Year Ending September 30,
2003	$47,048
2004	51,207
2005	55,733
2006	2,070,352

$2,224,340

Note 10 – Lines of Credit

On February 25, 2002, the Company entered into a $1,000,000 business line of credit agreement with Premier Bank through its 56% owned subsidiary, REN. The line of credit matures on March 1, 2003, at which time all unpaid principal and interest is due. The line of credit bears interest at prime plus 1.5% (6.25% at September 30, 2002), and interest is accrued monthly. Payments of principal are tied to the receipt of accounts receivable from Caterpillar, Inc. by REN.

On February 27, 2002, the Company purchased a $500,000 certificate of deposit with Premier Bank, to be used as collateral on the line of credit. The $500,000 certificate of deposit is shown as restricted cash on the Company’s balance sheet. Interest on the certificate of deposit is paid to the Company on a monthly basis, and the certificate matures on December 31, 2002. The line of credit is also collateralized by the first deed of trust on the real property of PML and REN.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 10 – Lines of Credit (continued)

The line of credit is guaranteed by Rentech, Petroleum Mud Logging, Inc. and the minority shareholder of REN. The balance of this line of credit at September 30, 2002 was $993,839.

On September 27, 2002, the Company entered into a $500,000 business line of credit agreement with the Bank of Denver. The line of credit is due on demand. If no demand is made, the line of credit matures on December 1, 2002, at which time all unpaid principal and interest is due. The line of credit bears interest at the Bank of Denver Base Rate plus 0.5% (7.25% at September 30, 2002), and interest is accrued monthly. The line of credit is collateralized by all inventory, accounts receivable and equipment of Rentech. In addition, the line of credit it guaranteed by the building in which our research and development laboratory resides, 1,000,000 shares of the Company’s common stock consisting of 200,000 shares each owned by five officers of the Company and the residence of one of the officers of the Company. The balance of this line of credit at September 30, 2002 was $500,000. On November 19, 2002, the Company and the Bank of Denver signed a change in terms agreement under which the interest rate was reduced to 6.75% and the maturity date was extended to June 1, 2003.

Note 11 – Stockholders’ Equity

Stockholder Rights Plan

On October 28, 1998, the Company announced the adoption of a Stockholder Rights Plan, intended to protect from unfair or coercive takeover attempts. The Rights become exercisable only if a tender offer is made. The grant of the rights was made to stockholders of records on November 10, 1999.

Preferred Stock

During fiscal 1998, the Company amended its articles of incorporation authorizing the issuance of 200,000 shares of Series A Convertible Preferred Stock and 800,000 shares of Series B Convertible Preferred Stock.

During fiscal 1999, the Company amended its articles of incorporation authorizing the issuance of 500,000 shares of Series 1998-C Participating Cumulative Preferred Stock (“Series C Preferred Stock”). The holders of the Series C Preferred Stock are entitled to dividends in the event that the Company declares a dividend or distribution on the common stock. The holders of Series C Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders of the Company.

Whenever dividends on the Series C Preferred Stock are in arrears for six quarterly dividends, the holders of such stock (voting as a class) have the right to elect two directors of the Company until all cumulative dividends have been paid in full.

During fiscal 2000, the Company issued 16,666 shares of its Series B Preferred Stock for $166,660 in cash before offering costs of $16,660. The Company recorded a deemed dividend of $20,200 when it issued the Series B Preferred Stock. During fiscal 2000, certain holders of the Series B Preferred Stock converted 126,166 of their shares, issued during fiscal 1999 and fiscal 2000, plus $60,154 in dividends, of which $37,423 were accrued as of September 30, 1999, into 2,338,620 common shares of the Company.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 11 – Stockholders’ Equity (continued)

Preferred Stock (continued)

During fiscal 2001, the Company issued 116,666 shares of its Series B Preferred Stock for $1,166,668 in cash before offering costs of $122,995. The Company recorded a deemed dividend of $483,599 when it issued the Series B Preferred Stock. During fiscal 2001, certain holders of the Series B Preferred Stock converted 88,888 of their shares plus $33 in dividends into 1,123,376 common shares of the Company.

During fiscal 2002, the Company issued 50,000 shares of its Series B Preferred Stock for $500,000 in cash before offering costs of $25,000. The Company recorded a deemed dividend of $136,932 when it issued the Series B Preferred Stock. During fiscal 2002, certain holders of the Series B Preferred Stock converted 77,778 of their shares plus $35,804 in dividends into 1,591,593 common shares of the Company.

As of September 30, 2002, the 200,000 warrants to purchase Series B Preferred Stock issued in conjunction with the Series A Preferred Stock had all been exercised in accordance with the warrant. Of the additional 600,000 warrants available to the Company, 491,664 had been exercised as of September 30, 2002, leaving 108,336 warrants available for issuance at the option of the Company.

The Series B Preferred Stock was not redeemable prior to September 30, 1999. Thereafter, the Company under the sole authority of its board of directors may elect to redeem the Series B Preferred Stock, in whole or in part, for cash equal to $11.50 per share plus any accumulated and unpaid dividends. During fiscal 2000, the Company paid $285,000 in cash in order to redeem 23,832 shares of its Series B Preferred Stock and $46,680 in dividends.

Common Stock

On October 12, 1999, the Company began offering for sale its common stock in a private placement memorandum for the purpose of raising $7,500,000. First Union Securities was the placement agent for this offering. The Company offered for sale Units consisting of four shares of its $.01 par value common stock and one redeemable stock purchase warrant for the purchase of one share of common stock. The purchase price was $2.40 per Unit. The warrants entitle investors to purchase one share of the Company’s common stock at an exercise price of $1.20 for a period of five years from the date of this memorandum. The warrants may be redeemed for $.05 per warrant by the Company at any time prior to their expiration date upon written notice 30 days in advance to the holders of the warrants if the market price of the common stock exceeds 120% of the exercise price of the warrants for a period of 20 consecutive trading days prior to a call for redemption by the Company, and if the holders do not exercise their warrant during the 30-day period. The holders of shares of common stock, the additional shares of common stock to be issued upon exercise of the warrants and any over-allotment shares were entitled to piggyback registration rights and the provisions of the Company’s Stockholder Rights Plan.

The Company completed its private placement under this memorandum on January 17, 2000. The Company issued 4,136,667 shares of its common stock for $2,482,000 before offering costs of $328,049.

On March 18, 2000, the Company sold 1,000,000 shares of its common stock to Anschutz Investment Company and 1,000,000 additional shares of common stock to Forest Oil Corporation at a price of $.60 per share. In addition, Anschutz Investment and Forest Oil separately purchased options to acquire an additional 3,000,000 shares each, 2,000,000 shares at $1.25 per share exercisable until December 31, 2001, and 1,000,000 shares at $5.00 exercisable until December 31, 2004.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 11 – Stockholders’ Equity (continued)

Common Stock (continued)

The Company received $1,300,000 in cash proceeds from the issuance of common stock and options. Additionally, on March 29, 2000 Anschutz Investment and Forest Oil each received 44,650 in additional options pursuant to an anti-dilution clause included in the option agreement.

The Company and Forest Oil also signed a memorandum of understanding that entitles Forest Oil to obtain one or more licenses to use the Company’s GTL technology. The Company and Forest Oil are evaluating several potential opportunities for use of the technology at sites of Forest Oil’s natural gas reserves as well as at existing industrial gas plants.

On March 29, 2000, the Company sold 2,291,667 shares of its common stock to Azure Energy Fund with warrants to purchase 2,291,667 more shares of common stock. The sales price was $2,750,000 before offering costs of $275,000. The warrants are exercisable at a price of $2.64 per share until March 29, 2003.

During fiscal 2000, the Company issued 2,324,527 shares of its common stock upon the exercise of 2,252,700 in stock options and 71,827 in stock warrants for cash proceeds of $1,022,962.

During fiscal 2000, the Company issued 200,000 shares of its common stock with a market value of $400,000 as a part of a deposit, which was used to acquire a majority interest in Ren (Note 2).

During fiscal 2000, the Company issued 200,000 shares of its common stock with a market value of $106,240 in payment for director’s fees for the fiscal years of 2001 and 2002. For the years ended September 30, 2002 and 2001, the Company has charged $53,120 in both years to expense.

During fiscal 2000, the Company issued 60,000 shares of its common stock with a market value of $30,000 as a commission on the acquisition of PML in 1999.

During fiscal 2001, the Company issued 2,000,000 shares of its common stock for cash proceeds of $1,900,000, net of $103,995 in offering costs.

During fiscal 2001, the Company issued 518,027 shares of its common stock upon the exercise of 100,000 in stock options and 418,027 in stock warrants for cash proceeds of $536,000.

During fiscal 2001, the Company issued 200,000 shares of its common stock with a market value of $244,000 as a part of a deposit, which was used to acquire a majority interest in REN (Note 2).

During fiscal 2002, the Company offered for sale its common stock in a private placement memorandum for the purpose of raising up to $2,250,000. The Company granted non-exclusive rights to several placement agents to sell the shares under the memorandum. The Company offered for sale shares of its $.01 par value common stock at a purchase price of $0.50 per share. In addition, the Company offered to the brokers a warrant to purchase one share of the Company’s common stock for every three shares of the Company’s common stock sold, at an exercise price of $1.00, exercisable for a period of five years from the date of the memorandum.

The Company issued 2,926,969 shares of its common stock for $1,340,606, net of $122,644 in offering costs under the private placement memorandum. The Company also issued nine warrants to purchase 1,002,803 shares of the Company’s common stock to brokers related to the memorandum.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 11 – Stockholders’ Equity (continued)

Common Stock (continued)

During fiscal 2002, the Company issued 292,508 shares of its common stock upon the exercise of stock options and warrants for cash proceeds of $69,659. The Company also issued 313,966 shares of its common stock upon the exercise of stock options in partial settlement of accrued payroll of $65,744.

Stock Options and Stock Warrants

At September 30, 2002, the Company has five stock option plans, which are described below.

The Company’s board of directors adopted the 1990 Stock Option Plan which allows for the issuance of incentive stock options, within the meaning of the Internal Revenue Code, and other options issued pursuant to the plan that constitute nonstatutory options.

Options granted under the 1990 Stock Option Plan are for shares of the Company’s $0.01 par value common stock. The Company has reserved 742,280 shares for the 1990 Stock Option Plan and the 1988 Stock Option Plan, which has been rolled into the 1990 plan. At September 30, 2002 and 2001, 100,000 and 570,000 stock options were outstanding under this plan.

During 1994, the Company’s board of directors adopted the 1994 Stock Option Plan, which allows for the issuance of incentive stock options, within the meaning of the Internal Revenue Code. The Company has reserved 300,000 shares of the Company’s $0.01 par value common stock for issuance under the plan. At September 30, 2002 and 2001, 8,000 and 180,000 stock options were outstanding under this plan.

During 1996, the Company’s board of directors adopted the 1996 Stock Option Plan which allows the issuance of incentive stock options, within the meaning of the Internal Revenue Code, and other options pursuant to the plan that constitute nonstatutory options. The Company has reserved 500,000 shares of the Company’s $0.01 par value common stock for issuance under the plan. At September 30, 2002 and 2001, 50,000 and 340,000 stock options were outstanding under this plan.

During 1998, the Company’s board of directors adopted the 1998 Stock Option Plan which allows the issuance of incentive stock options, within the meaning of the Internal Revenue Code, and other options pursuant to the plan that constitute nonstatutory options. The Company has reserved 500,000 shares of the Company’s $0.01 par value common stock for issuance under the plan. At September 30, 2002 and 2001, 500,000 and 448,000 stock options were outstanding under this plan.

During 2001, the Company’s board of directors adopted the 2001 Stock Option Plan which allows the issuance of incentive stock options, within the meaning of the Internal Revenue Code, and other options pursuant to the plan that constitute nonstatutory options. The Company has reserved 500,000 shares of the Company’s $0.01 par value common stock for issuance under the plan. At September 30, 2002 and 2001, 500,000 and 320,000 stock options were outstanding under this plan.

In addition to the five stock option plans described above, the Company issues options to purchase the Company’s $0.01 par value common stock pursuant to minutes of the option committee of the board of directors. At September 30, 2002 and 2001, 3,858,766 and 6,536,300 of these stock options were outstanding.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 11 – Stockholders’ Equity (continued)

Stock Options and Stock Warrants (continued)

During 2002, the Company proposed a 2003 Stock Option Plan which would allow for the issuance of incentive stock options, within the meaning of the Internal Revenue Code, and other options pursuant to the plan that constitute nonstatutory options. The Company will reserve shares of the Company’s $0.01 par value common stock for issuance under the plan. At September 30, 2002, 88,000 options were outstanding under this proposed plan. This proposed plan is subject to stockholder approval.

During February 2000, the Company entered into a consulting agreement with DSN Enterprises Ltd. (“DSN”) under which options to purchase 480,000 of the Company’s $.01 par value common shares were granted. These options may be exercised between $.575 and $.90 per share through October 9, 2002. The Company recorded the $351,998 fair value of the options to consulting expense in fiscal 2000, and the $114,828 fair value of the options to consulting expense in fiscal 2001.

During fiscal 2001, the Company issued options to purchase 55,000 of the Company’s $.01 par value common shares in connection with consulting services. These options may be exercised between $1.05 and $1.0625 per share through May 16, 2006. The Company recorded the $42,446 fair value of the options to consulting expense.

During fiscal 2002, the Company issued options to purchase 460,000 of the Company’s $.01 par value common shares in connection with consulting services. These options may be exercised between $0.41 and $0.86 per share through July 10, 2007. The Company recorded the $67,579 fair value of the options to consulting expense.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 11 – Stockholders’ Equity (continued)

Stock Options and Stock Warrants (continued)

The following tables summarizes information on stock option and warrant activity:

	Options		Warrants
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, September 30, 1999	3,265,700	$0.31	1,163,347	$1.04
Granted	6,711,300	2.36	3,572,200	2.07
Exercised	(2,252,700)	0.45	(71,827)	0.26
Canceled	—	—	(211,049)	0.96

Outstanding, September 30, 2000	7,724,300	2.05	4,452,671	1.90
Granted	770,000	1.05	—	—
Exercised	(100,000)	0.80	(418,027)	1.09
Canceled	—	—	(41,667)	1.20

Outstanding, September 30, 2001	8,394,300	1.97	3,992,977	2.00
Granted	1,357,000	0.49	1,002,803	0.99
Exercised	(502,000)	0.21	(104,474)	0.30
Canceled	(4,144,534)	1.13	(750,470)	1.13

Outstanding, September 30, 2002	5,104,766	$0.92	4,140,836	$1.95

Exercisable, September 30, 2002	5,104,766	$0.92	4,140,836	$1.95
Exercisable, September 30, 2001	8,343,300	$1.97	3,992,977	$2.00
Exercisable, September 30, 2000	7,652,300	$2.05	4,452,671	$1.90

	Options	Warrants
Weighted average fair value of options and warrants granted during 2002	$0.16	$0.09
Weighted average fair value of options and warrants granted during 2001	$0.86	$ —
Weighted average fair value of options and warrants granted during 2000	$1.68	$1.49

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 11 – Stockholders’ Equity (continued)

Stock Options and Stock Warrants (continued)

The Company applies APB Opinion 25, “Accounting for Stock Issued to Employees,” and related Interpretations in accounting for the plans. Under APB Opinion 25, when the exercise price of the Company’s employee stock options is less than the market price of the underlying stock on the date of grant, compensation cost is recognized.

FASB Statement 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), requires the Company to provide pro forma information regarding net loss and net loss per share as if compensation costs for the Company’s stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively; dividend yield of 0 percent for all years; expected volatility of 33 to 53 percent in 2002, 90 to 154 percent in 2001 and 90 to 99 percent in 2000, risk-free interest rates of 2.56 to 4.19 percent in 2002, 4.72 to 6.61 percent in 2001 and 5.62 to 6.71 percent in 2000; and expected lives of 3 to 5 years in 2002, 1.63 to 5 years in 2001 and 1.79 to 5 years in 2000 for the Plans and stock awards.

Under the accounting provisions for SFAS No. 123, the Company’s net loss and net loss per share would have been increased by the pro forma amounts indicated below:

	For the Years Ended September 30,
	2002	2001	2000
Loss applicable to common stock
As reported	$(5,469,545)	$(7,254,306)	$(4,189,006)
Pro forma	$(5,624,467)	$(7,735,772)	$(4,275,273)
Loss per common share
As reported	$(.08)	$(.11)	$(.07)
Pro forma	$(.08)	$(.12)	$(.07)

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 11 – Stockholders’ Equity (continued)

Stock Options and Stock Warrants (continued)

The following information summarizes stock options outstanding and exercisable at September 30, 2002:

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.30	36,000	0.32	$0.30	36,000	$0.30
$0.41-$0.60	1,157,000	4.28	0.45	1,157,000	0.45
$0.63-$0.90	980,000	1.54	0.72	980,000	0.72
$1.05-$1.09	660,000	3.46	1.07	660,000	1.07
$1.25-$1.78	200,000	0.41	1.30	200,000	1.30
$1.93	42,000	2.65	1.93	42,000	1.93
$5.00	2,029,766	2.25	5.00	2,029,766	5.00

$0.30-$5.00	5,104,766	2.65	$0.92	5,104,766	$0.92

The following information summarizes stock options outstanding and exercisable at September 30, 2001:

	Outstanding			Exercisable
Ranges of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.19-$0.25	602,000	0.38	$0.21	602,000	$0.21
$0.30	466,000	0.97	0.30	466,000	0.30
$0.63-$0.90	795,000	2.04	0.71	795,000	0.71
$1.05-$1.09	670,000	4.46	1.07	670,000	1.07
$1.25-$1.78	3,789,534	0.30	1.26	3,759,534	1.26
$1.93	42,000	3.65	1.93	21,000	1.93
$5.00	2,029,766	1.25	5.00	2,029,766	5.00

$0.19-$5.00	8,394,300	1.08	$1.97	8,343,300	$1.97

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 11 – Stockholders’ Equity (continued)

Stock Options and Stock Warrants (continued)

The following information summarizes stock warrants outstanding and exercisable at September 30, 2002:

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.66	98,668	2.04	$0.66	98,668	$0.66
$1.00-$1.20	1,600,501	1.73	1.08	1,600,501	1.08
$1.64-$2.64	2,441,667	0.51	2.58	2,441,667	2.58

$0.66-$2.64	4,140,836	1.02	$1.95	4,140,836	$1.95

The following information summarizes stock warrants outstanding and exercisable at September 30, 2001:

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.30	104,944	$0.43	$0.30	104,944	$0.30
$0.66	71,366	3.29	0.66	71,366	0.66
$1.00-$1.25	1,375,000	0.37	1.16	1,375,000	1.16
$1.64-$2.64	2,441,667	1.51	2.58	2,441,667	2.58

$ 0.30-$2.64	3,992,977	$1.12	$2.00	3,992,977	$2.00

Note 12 – Commitments and Contingencies

Employment Agreements

The Company has entered into various employment agreements with five of its officers that extend from January 1, 2001 to December 31, 2003. In the event that the Company terminates an officer’s employment for any other reason other than for cause, the Company shall pay the officer his compensation for the remainder of the term or one year, whichever is greater. In addition, the Company has employment agreements with three other officers with expiration dates from March 31, 2003 through August 31, 2004. These three employment agreements with the other officers provide for various settlements upon termination of employment.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 12 – Commitments and Contingencies (continued)

Employment Agreements (continued)

One employment agreement indicates that no additional obligation exists upon termination of employment unless it is related to the event of death; then the Company shall continue to pay the employee’s estate the employee’s salary for the remainder of the term. The second employment agreement indicates that in the event that the Company terminates the officer’s employment for any other reason other than for cause, the Company shall pay the officer his compensation for the remainder of the term. The third employment agreement indicates that if the officer’s employment with the Company terminates for any reason, the officer will receive twelve months of compensation in addition to any accrued vacation. The employment agreements set forth annual compensation to the eight officers of between $52,000 and $238,383 each. The Company’s total future obligations under employment agreements as of September 30, 2002 are $1,046,619 (2003) and $273,026 (2004). Compensation is adjusted annually based on the cost of living index.

During fiscal 2000, the Company began to defer the payment of a portion of the compensation of certain officers of the Company. The deferral was continued through fiscal 2001 and 2002. As of September 30, 2002 and 2001, the Company had deferred compensation of $419,036 and $346,000.

Retirement Plans

During 1990, the Company adopted a non-qualified profit sharing plan for the benefit of all employees. The profit sharing plan was administered by a committee appointed by the Company’s board of directors. The profit sharing plan allowed for current year bonuses of up to five percent of audited pre-tax earnings before depreciation, amortization and extraordinary income, if adjusted earnings for the preceding year exceed $500,000. No distributions have been granted since the inception of the plan. In March 2001, the board of directors terminated this plan.

On January 1, 1998, the Company established a 401(k) plan. Employees who are at least 21 years of age are eligible to participate in the plan and share in the employer matching contribution. The employer is currently matching 75% of the first 6% of the participant’s salary deferrals. All participants who have completed 1,000 hours of service and who are employed on the last day of the plan year are eligible to share in the non-matching employer contributions. Employer matching and non-matching contributions vest immediately in years in which the plan is not top heavy.

During years in which the plan is top heavy, employer matching and non-matching contributions vest 100% after three years of service. The Company contributed $134,094, $120,238 and $26,421 to the plan for the years ended September 30, 2002, 2001, and 2000.

Operating Leases

The Company leases office space under a non-cancelable operating lease, which expires October 31, 2003, with a renewal option for an additional five years. The Company also leases office and warehouse space for its Okon operation, under a lease, which expires during March 2005. The Company also has various operating leases, which expire through August 2004.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 12 – Commitments and Contingencies (continued)

Operating Leases (continued)

Future minimum lease payments as of September 30, 2002 are as follows:

Year Ending September 30,
2003	$226,939
2004	103,782
2005	39,950

$370,671

Total lease expense for the years ended September 30, 2002, 2001, and 2000 was approximately $259,000, $267,000 and $259,000, respectively.

The Company leases a portion of its building located in Denver, Colorado, to a third party. The Company accounts for this lease as an operating lease. The lease expires on April 30, 2003. The future minimum lease payment receivable under this non-cancelable leasing arrangement as of September 30, 2002 is as follows:

Year Ending September 30,
2003	$51,478

Litigation

The Company’s subsidiary, REN, is involved in a lawsuit with a customer, Case Corporation. A judgment was entered on October 29, 2002 in a civil action REN brought against Case Corporation to collect an account receivable. The contract had been awarded in January 1998, before the Company acquired its interest in REN. The judgment, entered in the U.S. District Court for Oklahoma, denied REN’s collection claim and awarded judgment in favor of Case Corporation on its claim against REN for a breach of a condition of the contract. The judgment is in the amount of $325,795 plus costs and interest. REN intends to appeal the judgment. Judgment amounts payable after appeal, if any, are payable out of the 44% of REN that is not owned by the Company.

Note 13 – Costs and Estimated Earnings on Uncompleted Contracts

The costs and estimated earnings relating to uncompleted contracts are summarized as follows at September 30, 2002:

Cost incurred on uncompleted contracts	$1,078,235
Estimated earnings	551,820

Total costs incurred and estimated earnings	1,630,055
Less billings to date	(986,113)

$643,942

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 13 – Costs and Estimated Earnings on Uncompleted Contracts (continued)

Included in the accompanying balance sheet as of September 30, 2002 under the following captions:

Costs and estimated earnings in excess of billings on uncompleted contracts	$788,727
Billings in excess of costs and estimated earnings on uncompleted contracts	(144,785)

$643,942

There were no amounts included in accounts receivable at September 30, 2002 for amounts billed but not collected in accordance with retainage provisions of contracts.

Note 14 – Goodwill and Other Intangibles

Effective October 1, 2001, the Company elected early adoption of SFAS No. 142, which is permitted for entities with fiscal years beginning after March 15, 2001. As of October 1, 2001, the Company had $1,511,368 in unamortized goodwill. In accordance with the provisions of SFAS No. 142, the Company has ceased amortization of goodwill from the acquisitions of OKON and PML and has not amortized goodwill from the acquisition of REN. In accordance with SFAS No. 142, the Company has six months from the initial date of adoption to complete a transitional impairment test of goodwill. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company’s fiscal year. The Company completed its impairment test as of March 31, 2002 and determined that there is no impact on the Company’s financial position and results of operations, as goodwill is not impaired. Goodwill will be tested annually and whenever events and circumstances occur indicating that goodwill might be impaired.

Upon the adoption of SFAS No. 142, the Company evaluated the useful lives of its existing identifiable intangible assets and determined that the existing useful lives are appropriate. Therefore, there was no impact on the Company’s results of operations for the year ended September 30, 2002.

The Company recorded $744,936 in amortization expense during the year ended September 30, 2002, and estimates expense of approximately $606,000, $369,000, $290,000 and $290,000 in each of the fiscal years ending September 30, 2003, 2004, 2005 and 2006.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 14 – Goodwill and Other Intangibles

The following table summarizes the activity in goodwill for the periods indicated:

	For the Years Ended September 30,
	2002	2001
Paints
Beginning balance	$839,841	$925,018
Additions	—	—
Amortization	—	(85,177)

	$839,841	$839,841

Oil and gas field services
Beginning balance	$166,713	$179,887
Additions	—	—
Amortization	—	(13,174)

	$166,713	$166,713

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 14 – Goodwill and Other Intangibles (continued)

	For the Years Ended September 30,
	2002	2001
Industrial automation systems
Beginning balance	$504,814	$—
Additions	—	504,814
Reclassifications (Note 2)	(229,561)	—
Amortization	—	—

	$275,253	$504,814

	For the Years Ended September 30,
	2002	2001
Total goodwill
Beginning balance	$1,511,368	$1,104,905
Additions	—	504,814
Reclassifications (Note 2)	(229,561)	—
Amortization	—	(98,351)

	$1,281,807	$1,511,368

The following table summarizes the activity for intangible assets subject to amortization:

	For the Years Ended September 30,
	2002	2001
Licensed technology and technology rights
Gross carrying amount	$3,718,895	$3,718,895
Accumulated amortization	(2,221,401)	(1,963,845)

	$1,497,494	$1,755,050

Aggregate amortization	$257,556	$250,368

Other intangibles
Gross carrying amount	$1,276,310	$1,276,310
Accumulated amortization	(757,003)	(269,623)

	$519,307	$1,006,687

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 14 – Goodwill and Other Intangibles (continued)

	For the Years Ended September 30,
	2002	2001
Aggregate amortization	$487,380	$269,623

Total intangible assets subject to amortization
Gross carrying amount	$4,995,205	$4,995,205
Accumulated amortization	(2,978,404)	(2,233,468)

	$2,016,801	$2,761,737

Aggregate amortization	$744,936	$519,991

The following table summarizes the effect of SFAS No. 142 on loss applicable to common stock per share loss:

	Three Months Ended September 30,		For the Years Ended September 30,
	2002	2001	2002	2001
	(Unaudited)	(Unaudited)
Reported loss applicable to common stock	$(1,235,671)	$(4,111,088)	$(5,469,545)	$(7,254,306)
Add back: goodwill amortization	—	27,993	—	98,351

Adjusted loss applicable to common stock	$(1,235,671)	$(4,083,095)	$(5,469,545)	$(7,155,955)

Reported per share loss	$(0.02)	$(0.06)	$(0.08)	$(0.11)
Add back: goodwill amortization	—	—	—	—

Adjusted per share loss	$(0.02)	$(0.06)	$(0.08)	$(0.11)

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 14 – Goodwill and Other Intangibles (continued)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2002	2001	2002	2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Reported loss applicable to common stock	$(1,092,019)	$(692,873)	$(4,233,874)	$(3,143,218)
Add back: goodwill amortization	—	23,453	—	70,358

Adjusted loss applicable to common stock	$(1,092,019)	$(669,420)	$(4,233,874)	$(3,072,860)

Reported per share loss	$(0.02)	$(0.01)	$(0.06)	$(0.05)
Add back: goodwill amortization	—	—	—	—

Adjusted per share loss	$(0.02)	$(0.01)	$(0.06)	$(0.05)

	Three Months Ended March 31,		Six Months Ended March 31,
	2002	2001	2002	2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Reported loss applicable to common stock	$(1,697,853)	$(1,106,539)	$(3,141,856)	$(2,450,346)
Add back: goodwill amortization	—	23,452	—	46,905

Adjusted loss applicable to common stock	$(1,697,853)	$(1,083,087)	$(3,141,856)	$(2,403,441)

Reported per share loss	$(0.02)	$(0.02)	$(0.05)	$(0.04)
Add back: goodwill amortization	—	—	—	—

Adjusted per share loss	$(0.02)	$(0.02)	$(0.05)	$(0.04)

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 14 – Goodwill and Other Intangibles (continued)

	Three Months Ended December 31,
	2002	2001
	(Unaudited)	(Unaudited)
Reported loss applicable to common stock	$(1,444,003)	$(1,343,807)
Add back: goodwill amortization	—	23,453

Adjusted loss applicable to common stock	$(1,444,003)	$(1,320,354)

Reported per share loss	$(0.02)	$(0.02)
Add back: goodwill amortization	—	—

Adjusted per share loss	$(0.02)	$(0.02)

	For the Years Ended September 30,
	2001	2000	1999
Reported loss applicable to common stock	$(7,254,306)	$(4,189,006)	$(3,974,593)
Add back: goodwill amortization	98,351	94,477	84,369

Adjusted loss applicable to common stock	$(7,155,955)	$(4,094,529)	$(3,890,224)

Reported per share loss	$(0.11)	$(0.07)	$(0.09)
Add back: goodwill amortization	—	—	—

Adjusted per share loss	$(0.11)	$(0.07)	$(0.09)

Note 15 – Income Taxes

There was no provision for income taxes required for the years ended September 30, 2002, 2001 and 2000 due to operating losses in those years. At September 30, 2002, the Company had available net operating loss carry forwards of approximately $24,060,000 for tax reporting purposes. The operating loss carry forwards expire through 2022. These carry forwards are subject to various limitations imposed by the rules and regulations of the Internal Revenue Service.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 15 – Income Taxes (continued)

There were no tax benefits established in the statements of operations since the Company has a 100 percent valuation allowance for the tax benefit of net deductible temporary differences and operating loss carry forwards. Management is not able to determine if it is more likely than not that the deferred tax assets will be realized. The Company has deferred tax assets with a 100 percent valuation allowance at September 30, 2002 and 2001.

The tax effect on the components is as follows:

	September 30,
	2002	2001
Net operating loss carry forwards	$9,023,000	$7,613,000
Capital loss carry forwards		—
Accruals for financial statement purposes not allowed for income taxes – cash basis	421,000	201,000
Basis difference in investment in Dresser	691,000	691,000
Basis difference in capitalized software	(148,000)	(267,000)
Basis difference in other intangible assets	2,000	163,000
Basis difference relating to licensed technology	497,000	444,000
Basis difference in property and equipment	(115,000)	(218,000)
Basis difference in other assets	4,000	3,000
Basis difference in goodwill	(10,000)	213,000
Basis difference in technology rights	19,000	16,000
Basis difference relating to Synhytech plant held for sale	75,000	75,000
Basis difference in investment in Sand Creek	84,000	84,000

	10,543,000	9,018,000
Valuation allowance	(10,543,000)	(9,018,000)

	$—	$—

A reconciliation of the income taxes at the federal statutory rate to the effective tax rate is as follows:

	For the Years Ended September 30,
	2002	2001	2000
Federal income tax benefit computed at the Federal statutory rate	$(1,813,000)	$(2,281,000)	$(1,394,000)
State income tax benefit net of Federal benefit	(187,000)	(235,000)	(143,000)
Purchase price adjustment not effecting net loss	—	(359,000)	—
Other – permanent differences	475,000	188,000	83,000
Change in valuation allowance	1,525,000	2,687,000	1,454,000

Income tax benefit	$—	$—	$—

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 16 – Segment Information

The Company operates in four business segments as follows:

•	Alternative fuels – The Company develops and markets processes for conversion of low-value, carbon-bearing solids or gases into valuable liquid hydrocarbons.

•	Paints – The Company manufactures and distributes water-based stains, sealers and coatings.

•	Oil and gas field services – The Company is in the business of logging the progress of drilling operations for the oil and gas industry.

•	Industrial automation systems – The Company is in the business of manufacturing complex microprocessor controlled industrial automation systems primarily for the fluid power industry.

The Company’s reportable operating segments have been determined in accordance with the Company’s internal management structure, which is organized based on operating activities. The accounting policies of the operating segments are the same as those described in the summary of accounting policies. The Company evaluates performance based upon several factors, of which the primary financial measure is segment-operating income.

	For the Years Ended September 30,
	2002	2001	2000
Revenues
Alternative fuels	$2,709,787	$2,574,431	$1,139,059
Paints	1,927,854	2,367,689	2,096,159
Oil and gas field services	2,021,957	3,031,139	1,831,389
Industrial automation systems	2,900,737	193,317	—

	$9,560,335	$8,166,576	$5,066,607

	For the Years Ended September 30,
	2002	2001	2000
Operating income (loss)
Alternative fuels	$(4,264,609)	$(4,940,020)	$(4,047,295)
Paints	(191,485)	66,387	232,685
Oil and gas field services	(223,121)	378,036	10,221
Industrial automation systems	(183,345)	(81,982)	—

	$(4,862,560)	$(4,577,579)	$(3,804,389)

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 16 – Segment Information (continued)

	For the Years Ended September 30,
	2002	2001	2000
Depreciation and amortization
Alternative fuels	$793,378	$710,366	$390,827
Paints	59,422	115,309	108,151
Oil and gas field services	129,286	122,322	113,009
Industrial automation systems	247,886	35,161	—

	$1,229,972	$983,158	$611,987

	For the Years Ended September 30,
	2002	2001	2000
Equity in net loss of investees:
Alternative fuels	$252,013	$386,047	$276,585

	For the Years Ended September 30,
	2002	2001	2000
Expenditures for additions of long-lived assets
Alternative fuels	$118,753	$355,016	$1,158,997
Paints	21,342	18,291	46,603
Oil and gas field services	64,634	404,167	146,371
Industrial automation systems	22,625	1,322,083	—

	$227,354	$2,099,557	$1,351,971

	For the Years Ended September 30,
	2002	2001	2000
Investment in equity method investees	$(5,864)	$(2,669)	$10,584

	For the Years Ended September 30,
	2002	2001	2000
Total assets
Alternative fuels	$9,672,083	$9,828,467	$13,328,647
Paints	1,471,671	1,518,186	1,474,744
Oil and gas field services	1,954,789	2,267,524	1,659,201
Industrial automation systems	3,064,685	2,501,278	—

	$16,163,228	$16,115,455	$16,462,592

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 17 – Significant Customers

As of September 30, 2002, three customers accounted for 40%, 10% and 10% of total accounts receivable while three customers accounted for 20%, 19% and 10% of total revenues. As of September 30, 2001, two customers accounted for 19% and 15% of total accounts receivable while three customers accounted for 21%, 13% and 12% of total revenues. As of September 30, 2000, two customers accounted for 31% and 15% of total accounts receivable while three customers accounted for 20%, 17% and 16% of total revenues.

Note 18 – Valuation and Qualifying Accounts

	Balance at Beginning of Period	Charged to Expense	Deductions and Write-Offs	Balance at End of Period
Year Ended September 30, 2002
Allowance for doubtful accounts	$7,325	$4,675	$—	$12,000
Deferred tax valuation account	$9,018,000	$1,525,000	$—	$10,543,000
Year Ended September 30, 2001
Allowance for doubtful accounts	$171,606	$2,925	$(167,206)	$7,325
Deferred tax valuation account	$6,331,000	$2,687,000	$—	$9,018,000
Year Ended September 30, 2000
Allowance for doubtful accounts	$169,206	$2,400	$—	$171,606
Deferred tax valuation account	$4,877,000	$1,454,000	$—	$6,331,000

Note 19 – Contract Liability

On January 18, 2001, the Company was granted a services contract by the Wyoming Business Council, Energy Section, Investment Ready Communities Division (“WBC”). Under the contract, Rentech received $800,000 to finance a Gas-to-Liquids (“GTL”) feasibility study within the State. On February 9, 2001, the Company received the first $750,000 payment as per the terms of the contract. The WBC funding was used to evaluate two potential GTL projects utilizing Rentech’s patented and proprietary Fischer-Tropsch Gas-to-Liquids technology. Phase I involved studying the feasibility of retrofitting a portion of an existing methanol facility in Wyoming. Phase II involved the study of the feasibility of constructing a separate greenfield plant at the same site. The Company delivered the feasibility study in December 2001 and recognized $800,000 in revenue under the contract. The Company determined that it was not feasible to proceed with the conversion of the Wyoming facility as well as conversions of methanol facilities worldwide. Therefore, since the Company has fulfilled its obligations, the Company has recognized $800,000 as revenue under the contract during the six months ended March 31, 2002 in accordance with SFAS No. 68 “Research and Development Arrangements”. If in fact the Company chooses to proceed with the conversion of a methanol facility worldwide at any time in the future, the Company would be required to repay to the WBC the grant at the rate of 120% of the original $800,000 for a total amount not to exceed $960,000, over a period of time not to exceed six years. The repayment would only be from a 5% share of royalties from the conversion of methanol facilities to the Rentech GTL Technology worldwide. Based on the conclusions reached in the study, the Company does not intend to proceed with an application of its technology in a methanol facility.

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 20 – Related Party Transactions

In addition to the related party disclosures in Notes 2, 7, 9 and 12, for the years ended September 30, 2002, 2001 and 2000, the Company incurred $10,000, $26,995 and $0 in consulting services, which were paid to a director of the Company.

As of September 30, 2001, the Company owed an officer of the Company $30,600. This payable did not bear interest and was repaid during fiscal 2002.

See notes to consolidated financial statements.

SELECTED FINANCIAL DATA
Year Ended September 30

	2002	2001	2000	1999	1998
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Revenues	$9,560,335	$8,166,576	$5,066,607	$2,880,900	$1,987,586
Cost of Sales	$5,462,243	$6,150,359	$3,134,396	$1,416,078	$944,068
Gross Profit	$4,098,092	$2,016,217	$1,932,211	$1,464,822	$1,043,518
Loss from Operations	$(4,862,560)	$(4,577,579)	$(3,804,389)	$(3,442,392)	$(1,986,818)
Net Loss	$(5,332,613)	$(6,770,707)	$(4,099,395)	$(3,442,661)	$(2,180,855)
Loss Applicable to Common Stock	$(5,469,545)	$(7,254,306)	$(4,189,006)	$(3,974,593)	$(3,345,847)

BASIC AND DILUTED
LOSS PER SHARE(1)
Loss Per Common Share	$(.08)	$(.11)	$(.07)	$(.09)	$(.10)

CONSOLIDATED BALANCE SHEET DATA
Working Capital	$775,686	$1,412,195	$1,892,376	$115,457	$3,195,381
Total Assets	$16,163,228	$16,115,455	$16,462,592	$13,209,981	$10,715,250
Total Long-Term
Liabilities	$3,269,044	$1,157,927	$999,355	$1,246,917	$—
Total Liabilities	$7,422,576	$4,069,122	$1,758,615	$2,149,183	$394,684
Accumulated Deficit	$(30,903,641)	$(25,571,028)	$(18,800,321)	$(14,700,926)	$(11,258,265)

(1)
The weighted average number of shares of common stock outstanding during the years ended September 30, 2002, 2001, 2000, 1999, and 1998, were 69,987,685, 64,807,168, 57,532,816, 43,838,417, and 33,289,164, respectively.

MARKET PRICE OF COMMON STOCK

Rentech’s common stock is traded on The American Stock Exchange® under the AMEX symbol RTK. The following table sets forth the range of high and low closing prices for the Company’s common stock. The quotations reflect inter-dealer prices, without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

	2002		2001
	High	Low	High	Low
First quarter ended Dec. 31	$0.72	$0.50	$1.938	$1.063
Second quarter ended Mar. 31	$0.84	$0.49	$1.50	$0.875
Third quarter ended Jun. 30	$0.60	$0.41	$1.410	$1.00
Fourth Quarter ended Sep. 30	$0.70	$0.43	$1.20	$0.62

Rentech has never paid cash dividends on its common stock and has no present plans to do so. There were approximately 534 shareholders of record at December 31, 2002. We estimate that the number of beneficial owners exceeds 8,500.

PRICE RANGE OF COMMON STOCK

Rentech’s common stock is traded on The American Stock Exchange® under the AMEX symbol RTK. The following table sets forth the range of high and low closing prices for the Company’s common stock, as reported by AMEX, for the quarters presented. The quotations reflect inter-dealer prices, without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

Fiscal Year Ended September 30, 2002	High	Low
1st Quarter, ended Dec. 31, 2001	$0.72	$0.50
2nd Quarter, ended Mar. 31, 2002	$0.84	$0.49
3rd Quarter, ended June 30, 2002	$0.60	$0.41
4th Quarter, ended Sep. 30, 2002	$0.70	$0.43

Fiscal Year Ended September 30, 2001	High	Low
1st Quarter, ended Dec. 31, 2000	$1.938	$1.063
2nd Quarter, ended Mar. 31, 2001	$1.50	$0.875
3rd Quarter, ended Jun. 30, 2001	$1.410	$1.00
4th Quarter, ended Sep. 30, 2001	$1.20	$0.62

The approximate number of shareholders of record of our common stock as of January 15, 2003 was 534. Based on the securities position listings maintained for our common stock by registered clearing agencies, we estimate the number of beneficial owners is approximately 8,500.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
Year Ended September 30

	2002	2001	2000	1999	1998
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Revenue	$9,560,335	$8,166,576	$5,066,607	$2,880,900	$1,987,586
Cost of Sales	$5,462,243	$6,150,359	$3,134,396	$1,416,078	$944,068
Gross Profit	$4,098,092	$2,016,217	$1,932,211	$1,464,822	$1,043,518
Loss from Operations	$(4,862,560)	$(4,577,579)	$(3,804,389)	$(3,442,392)	$(1,986,818)
Net Loss	$(5,332,613)	$(6,770,707)	$(4,099,395)	$(3,442,661)	$(2,180,855)
Loss Applicable to Common Stock	$(5,469,545)	$(7,254,306)	$(4,189,006)	$(3,974,593)	$(3,345,847)
BASIC AND DILUTED LOSS PER SHARE(1)
Loss Per Common Share	$(.08)	$(.11)	$(.07)	$(.09)	$(.10)

(Continued on following page)

(Continued from previous page)

CONSOLIDATED BALANCE SHEET DATA
Working Capital	$775,686	$1,412,195	$1,892,376	$115,457	$3,195,381
Total Assets	$16,163,228	$16,115,455	$16,462,592	$13,209,981	$10,715,250
Total Long-Term Liabilities	$3,269,044	$1,157,927	$999,355	$1,246,917	$—
Total Liabilities	$7,422,576	$4,069,123	$1,758,615	$2,149,183	$394,684
Accumulated Deficit	$(30,903,641)	$(25,571,028)	$(18,800,321)	$(14,700,926)	$(11,258,265)

(1)
The weighted average number of shares of common stock outstanding during the years ended September 30, 2002, 2001, 2000, 1999 and 1998 were 69,987,685; 64,807,168; 57,532,816; 43,838,417 and 33,289,164, respectively.

QUARTERLY RESULTS

The following table presents unaudited consolidated operating results for each quarter within the two most recent fiscal years. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the following quarterly results when read in conjunction with our consolidated financial statements included elsewhere in this report. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full fiscal year.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2002
Revenues	$2,511,454	$2,361,105	$2,502,948	$2,184,828
Gross profit	$1,192,099	$987,324	$1,073,934	$844,735
Loss from Operations	$(1,263,690)	$(1,502,173)	$(950,130)	$(1,146,567)
Net Loss	$(1,307,071)	$(1,697,853)	$(1,092,019)	$(1,235,670)
Loss Per Share	$(.02)	$(.02)	$(.02)	$(.02)
Fiscal 2001
Revenues	$1,512,817	$1,853,450	$2,408,816	$2,391,493
Gross Profit	$469,620	$848,532	$652,398	$45,667
Loss from Operations	$(1,255,938)	$(569,209)	$(591,577)	$(2,160,855)
Net Loss	$(1,341,274)	$(642,892)	$(692,873)	$(4,093,668)
Loss Per Share	$(.02)	$(.02)	$(.01)	$(.06)

BOARD OF DIRECTORS	CORPORATE ADDRESS

John J. Ball Senior Partner Keyser Mason Ball	Rentech, Inc. 1331 17th Street, Suite 720 Denver, CO 80202 Phone: 303-298-8008
Ronald C. Butz Vice President and Chief Operating Officer Rentech, Inc.	CORPORATE EXECUTIVE OFFICERS Dennis L. Yakobson President and Chief Executive Officer
John P. Diesel Former President and Director Tenneco, Inc.	Ronald C. Butz Vice President and Chief Operating Officer
Douglas L. Sheeran President FCI, Inc.	James P. Samuels Vice President—Finance and Chief Financial Officer
Dr. Erich W. Tiepel President Resource Technologies Group, Inc.	Dr. Charles B. Benham Vice President—Research & Development Dr. Mark S. Bohn
Dennis L. Yakobson Chairman and Chief Executive Officer Rentech, Inc.	Vice President—Engineering OTHER BUSINESSES
STOCK EXCHANGE Rentech’s common stock is listed for trading on The American Stock Exchange under the ticker symbol “RTK.”	OKON, Inc. Frank L. Livingston President Petroleum Mud Loggoing, Inc. Jimmie D. Fletcher President
REGISTRAR AND STOCK TRANSFER AGENT ComputerShare Trust Co., Inc. P. O. Box 1596 Denver, Colorado 80228	REN CORPORATION Gary A. Roberts President OTHER INFORMATION
INDEPENDENT ACCOUNTANTS Ehrhardt Keefe Steiner & Huttman pc 7979 E. Tufts Ave. Suite 400 Denver, Colorado 80237
A copy of Rentech’s annual report filed with the Securities &
Exchange Commission on Form 10-K will be furnished without
charge to any stockholder upon written request to the corporate address, attention: Investor Relations. We invite you to learn more about Rentech, Inc. at www.rentechinc.com

ANNUAL MEETING

GENERAL COUNSEL Brega & Winters P.C. 1700 Lincoln Street, Suite 2222 Denver, Colorado 80203	Tuesday, March 25, 2003 9:00 a.m. local time Cosmopolitan Room, Courtyard by Marriott 934 16th Street Denver, Colorado 80202